Exhibit 99.1

Independent Technical Report for the Lithium Nevada Property, Nevada, USA
Prepared for
Lithium Americas Corp.
Prepared by
Timothy J. Carew, P.Geo
Mario E. Rossi, FAusIMM
SRK Consulting (Canada) Inc. 2CL020.000
May, 2016

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Independent Technical Report for the Lithium Nevada project, Nevada, USA

Effective Date:	May 31, 2016

Signature Date:	June 02, 2016

Amended Date:	December 15, 2017

Prepared for:	Prepared by:

Lithium Americas Corp.	SRK Consulting (Canada) Inc.

1100–355 Burrard Street	Suite 2200–1066 West Hastings Street

Vancouver, BC	Vancouver, BC

V6C 2G8	V6E 3X2

Phone: +1 778 656 5820	Phone +1.604.681.4196

Fax +1 604.629.0726	Fax +1.604.687.5532

Authored by:

Timothy J. Carew, P.Geo

Mario E. Rossi, FAusIMM

Peer reviewed by:

Gilles Arseneau, P.Geo

SRK Project Number 2CL020.000
© SRK Consulting (Canada) Inc., 2016

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Executive Summary

On March 22, 2016, the Company announced a name change from Western Lithium USA Corp. (WLC) to Lithium Americas Corp. (LAC or the Company) and the name of its Nevada-based wholly owned subsidiary was changed to Lithium Nevada Corp. (LNC) from Western Lithium Corp. The name of the Kings Valley project was changed to the Lithium Nevada project. The reader is reminded that in this report any reference to Western Lithium Corp. (WLC) or the Kings Valley project, is in fact now Lithium Americas Corp. (LAC) and Lithium Nevada project.

The LAC News Release of March 22, 2016 further announced that the Company was in the process of preparing an updated preliminary feasibility study and that its pre-feasibility study completed in March 2012 was no longer current and the Company would no longer be relying on the study for its project development planning. This report is meant to act as a status update to the current state of LAC’s Lithium Nevada project (the Project), and includes an NI 43-101 compliant resource statement for both the Stage I and Stage II deposits.

Property Location, Description and Ownership

The Project is located in Humboldt County, Nevada, USA approximately 100 km north-northwest of Winnemucca; 70 km north from Winnemucca along US Highway 95 to Orovada and then 33 km west-northwest of Orovada on paved State Highway 293.

LAC owns the Lith, Beta, BPE, Neutron, Neutron Plus 1 and Neutron R claims that encompass five areas of lithium mineralization. These five areas are covered by approximately 2,500 federal unpatented claims over an area of approximately 15,233 hectares. The Project site has been the subject of various early stage exploration programs. However, there has been no mine development or production within the Project area boundaries, and therefore no mine workings or mill tailings are present on the property. There have been three areas of focus for the Lithium Nevada project as follows: (i) the Stage I Lens (formerly PCD Lens), which is entirely included within 219 federal unpatented claims and covers an area of approximately 1,468 hectares (ha); (ii) the Stage II Lens (formerly the South Lens); and (iii) the organoclay operations.

Geology and Mineralization

The Lithium Nevada project is situated within the south end of the McDermitt caldera located in Humboldt County, Nevada. It lies within a well-preserved Miocene collapse structure in northwestern Nevada near the southern Oregon border. The lithium deposits occur within sedimentary and volcano-sedimentary rocks in the moat of a resurgent caldera. The extent and nature of the host rocks is well documented and understood. Several lenses of mineralization have been identified in this region, though the focus of the Project is on the southern Stage I and Stage II Lenses.

The Stage I Lens is the southernmost and smallest of the mineralized lenses in the area. The lens is composed of an approximately 3 to 5 m thick layer of alluvium underlain by lithium-enriched interbedded claystones, ash-rich clays and ash layers up to 60 to 90 m thick in the northwest and southwest ends of the Project area. These claystone-ash layers thin in the middle of proposed potential, pit coinciding with faulting and a predominance of brown-black basalts. Interbedded basalts occur fairly shallowly in the northwest end of the pit and are found deeper in the southeast end. The lithium-rich beds with higher lithium concentrations (>4,000 ppm) are generally found deeper in the deposit (below 30 m). The base of the deposit varies across the Project area averaging between 68 to 90 m and is marked by an obvious transition to an oxidized silicified claystone and ash layer.

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Exploration drilling by LAC has resulted in identifying clay-rich sequences with lithium concentrations exceeding those in previous studies. In the Project area clays and clay/ashes are disseminated throughout the deposit, but the highest lithium concentrations are broadly found between 36 and 67 m below ground surface (bgs).

The Stage II Lens is located approximately 10 km NNW of the Stage I Lens, the southernmost lithium mineralized lens in the area. The Stage II mineralized beds are comprised mainly of a dark green claystone, at times intercalated with arkose beds; in the NE region of the modeled area a fanglomerate body is present. Lithium-rich beds are generally 10 to 60 m thick in most areas, and defined with Li grades greater than 1,500 ppm. Alluvium cover is variable, ranging from no cover at all to a maximum of about 6 m. At the Stage II Lens, the continuity of the mineralization has been confirmed by drilling at spacings at a nominal 200 m, with a smaller area drilled at about 40 m line spacings.

For both the Stage I and II Lenses, mineralization consists of layered beds of lithium-bearing clay-rich volcaniclastic sedimentary rocks. The main lithium-bearing mineral is reported to be a magnesium clay mineral that includes the Hectorite and Illite group. Hectorite, is a rare Li-Mg clay mineral of the smectite group. The beds exhibit very good geological lateral continuity over kilometers, as shown by drill holes spaced on the order of 500 m. The thickness of mineralization varies from less than a meter to more than 90 m with typical intercepts of about 30 m. The extent of mineralization is well known.

A report entitled Geochemical Characterization Program (Tetra Tech 2011), summarizes the x-ray diffraction (XRD) and mineralogical analysis, showing that the highest lithium concentrations are associated with the mineral illite, a non-expanding dioctahedral clay, which is the dominant clay mineral at deeper depths, about 36 to 60 m. The clay minerals at shallow depths (beginning at about 30 m bgs are identified as a smectite clay. At greater depths, the dominant clay mineral is identified as illite. A thin transition layer composed of a mixed illite/smectite exists between the two dominant clay minerals. This mineralogical work is based on using six drillholes all within the proposed pit.

Deposit Type

To date, there are no analogous deposits in operation worldwide. The hectorite deposits at Hector, California have similar mineralogy, but the geological setting is significantly different.

These deposits are believed to have formed by hydrothermal alteration of layered volcaniclastic sedimentary rocks. What is not clear is whether the alteration was essentially syngenetic with deposition of the sedimentary rocks or whether the alteration is a post depositional event. Additional work is required to resolve the origin of these deposits.

Mineral Resource Estimate

Stage I

In December 2010, LAC engaged Reserva International LLC (Reserva or Timothy Carew), to provide a block-model based mineral resource estimate for the Project. The current mineral resource estimate was developed with the LAC drillhole database available as of June 28, 2011. LAC has drilled and assayed 198 core holes, totaling 19,563 m. The resources are reported using a lithium cut-off of 2000 ppm. Lithium carbonate is the primary product with potassium sulfate and sodium sulfate as by-products.

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Volcaniclastic moat sedimentary rocks that contain lithium-rich claystone control the Stage I Lens mineralization. Sectional interpretations (E-W and N-S) were generated from drill logs for alluvium, claystone (moat sediments), volcanics and basalt, a silicified unit, and bedrock. Two oxidation surfaces were also interpreted, one just below alluvium and another near the claystone/silicified interface. Additionally, a series of faults have been interpreted based on the drillhole data and incorporated into the geologic interpretation. The potentially economic mineralized estimation domain is the claystone. The alluvium and bedrock material have no lithium or potassium grades.

The mineral resources have been classified according to the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines ( May, 2014). Stage I Lens resources are shown in Table 1. SRK is of the opinion that at a nominal cut-off grade of 2,000 ppm (0.20%), the Stage I Lens has reasonable prospects for economic extraction by open-pit mining. Rounding errors occur in Table 1 and the contained metal does not account for mine or metallurgical recovery. To convert from Li% to Li ppm, multiply the percent value by 10,000. The conversion factor from Li% to lithium carbonate equivalent (LCE) is 5.323. This factor is determined as follows:

molecular weight Li2CO3 molecular weight 2 x Li	= (2 × 6.941) + (12.011) + (3 ×15.9994) = 5.323 ( 2 × 6.941)

ES Table 1: Mineral Resource Statement for the Stage I Lens as of May 31, 2016.

Category	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
Measured	50,753	0.312	843	3.27	1,660	1.13	574
Indicated	164,046	0.285	2,489	3.07	5,036	1.04	1,706
Inferred	124,890	0.294	1,954	3.04	3,792	1.1	1,374

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
2.

Resources presented at a Li% 0.20 cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

Stage II

GeoSystems Internationsl (GSI) was engaged to complete a review of the exploration work on the Stage II area of the Lithium Nevada project and has developed a lithium and potassium mineral resource estimate that conforms to Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

The resource estimate was completed by Mr. Mario E. Rossi, CIM, FAusIMM, SME, IAMG, and Principal Geostatistician of GSI. Mr. Rossi is an independent Qualified Person as defined by NI 43-101 by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience.

Table 2 presents the in-situ Li and K mineral resources for the Stage II Lens area, Lithium Nevada property, at a cut-off grade of 0.20% Li. The potassium (K) grade is considered a by-product of the Li

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resource. An average in-situ dry density of 1.96 t/m3 for the mineralized volume was used as tonnage factor.

GSI is of the opinion that the exploration potential exists at the Stage II Lens to increase the current resource estimate.

ES Table 2: Mineral Resource Statement for the Stage II Lens as of May 15, 2010.

		Lithium		Potassium
	Quantity		LCE		Quantity	Na%	F%
Category	(000’s t)	Li%	Quantity	K%	(000’s t)
			(000’s t)
Indicated	95,000	0.27	1,365	3.66	3,477	1.55	0.57
Inferred	47,000	0.26	650	3.83	1,800	1.43	0.58

Notes:

1.	Rounding errors may exist.
2.	Contained metal does not allow for mine or metallurgical recovery. Tonnage factor used is 1.96 t/m3.
3.	Economic assumptions do not include any potassium credits.
4.

Conversion factor from Li metal to lithium carbonate equivalent (LCE) used is 5.323. Economic assumptions for cut-off grade determination are: US$3.50 Li carbonate/lb; 60% metallurgical recovery; US$50/tonne ore processed; US$2.20/tonne material moved.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimate. Other relevant factors that may materially affect the resource estimate, including mining, metallurgical, and infrastructure are well understood according to the assumptions presented in the Stage II Resource Estimate.

Mineral Processing and Metallurgical Recovery

The 2012 prefeasibility study (Tetra Tech 2012) concluded that it would be necessary to perform a continuous small pilot scale operation in support of a feasibility study. Owing to this recommendation, LAC built a demonstration plant to prove the process and demonstrate continuous production for the manufacture of battery grade lithium carbonate from the hectorite clay. LAC contracted with URS and K-UTEC Salt Technologies (K-UTEC) to prepare a report titled: Western Lithium Demonstration Plant Basic Engineering Report, dated December 2013.

The demonstration plant was initiated in 2014. Preliminary results from the plant suggest a different cost structure and project economics than what was assumed in the prefeasibility study completed in March 2012 (Tetra Tech 2012). Furthermore, LAC has decided to re-evaluate the current process design criteria and consider changing the process design accordingly. LAC has determined that its prefeasibility study (Tetra Tech 2012) is no longer current and LAC will no longer be relying on the study for its project development planning.

Additional work on mineral processing and metallurgical recovery is ongoing, with the objective of defining the correct processing requirements for the Lithium Nevada project. Future study updates will be required to incorporate the results of the ongoing work.

Conclusions and Recommendations

The resource statements presented above, and in further detail in section 13 are considered reasonable and NI 43-101 compliant. An updated review of the mineral processing and metallurgical recovery work is ongoing, and the results of this work will need to be updated and included in future resource statements. The effect of these results is not defined at this time.

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Table of Contents

Executive Summary			ii

	Property Location, Description and Ownership		ii

	Geology and Mineralization		ii

	Deposit Type		iii

	Mineral Resource Estimate		iii

	Mineral Processing and Metallurgical Recovery		v

	Conclusions and Recommendations		v

1	Introduction and Terms of Reference		1

	1.1	Terms of Reference	1

	1.2	Scope of Work	1

	1.3	Basis of Technical Report	1

	1.4	Qualifications of SRK and SRK Team	1

	1.5	Site Visit	2

	1.6	Acknowledgment	2

	1.7	Declaration	2

2	Reliance on Other Experts		4

	2.1	Mineral Tenure Property	4

3	Property Description and Location		5

	3.1	Property Area and Location	5

	3.2	Mineral Tenure	7

	3.3	Nature and Extent of Interest and Title	9

	3.4	Royalties, Rights and Payments	9

	3.5	Environmental Liabilities	10

	3.6	Permitting	10

	3.7	Other Factors or Risks	11

	3.8	Conclusions	11

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		12

	4.1	Accessibility	12

	4.2	Climate	12

	4.3	Local Resources	12

	4.4	Infrastructure	12

	4.5	Physiography	12

5	History		13

	5.1	Exploration History	13

	5.2	Ownership History	13

	5.3	Metallurgical Testwork	14

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	5.4	Review of Chevron Research Company Test Work		14

		5.4.1	Sampling	15

		5.4.2	Upgrading Testwork	15

		5.4.3	Acid Pugging, Curing and Water Leaching	15

	5.5	Review of Hazen Research Testwork		15

		5.5.1	Sampling	15

		5.5.2	Upgrading Testwork	15

		5.5.3	Acid Pugging, Curing and Water Leaching	16

	5.6	Historical Resource Estimates		16

	5.7	Previous Reserve Estimates		18

6	Geological Setting and Mineralization			20

	6.1	Regional Geology		20

	6.2	Local Geology		21

		6.2.1	McDermitt Caldera	21

		6.2.2	Stage I Lens	21

		6.2.3	Stage II Lens	24

		6.2.4	Mineralogy	25

		6.2.5	Discussion	26

7	Deposit Types			27

	7.1	Description of Deposits		27

	7.2	Basis of Exploration		27

8	Exploration			28

	8.1	Stage I		28

	8.2	Stage II		28

9	Drilling			30

	9.1	Stage I		30

		9.1.1	Type and Extent of Drilling by LAC	30

		9.1.2	Accuracy and Reliability of Drilling Results	32

	9.2	Stage II		32

		9.2.1	Drilling	32

		9.2.2	Logging	33

10	Sample Preparation, Analysis and Security			35

	10.1	Stage I		35

		10.1.1	Sample Preparation	35

		10.1.2	Analysis	36

		10.1.3	Density	37

		10.1.4	Quality Control	37

		10.1.5	Discussion of QA-QC	42

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		10.1.6	Security	43

	10.2	Stage II		43

		10.2.1	Sample Preparation – Chevron	43

		10.2.2	Sample Preparation – LAC	44

		10.2.3	Analysis – Chevron	44

		10.2.4	Analysis – LAC	44

		10.2.5	Density	45

		10.2.6	Quality Control – Chevron	45

		10.2.7	Quality Control - LAC	45

		10.2.8	Discussion of QA-QC	49

		10.2.9	Security	50

		10.2.10 Qualified Person Statement		50

11	Data Verification			51

	11.1	Stage I		51

		11.1.1	Data Verification Procedures	51

		11.1.2	Drill Core and Geologic Logs	51

		11.1.3	Topography	51

		11.1.4	Verification of Analytical Data	51

		11.1.5	Data Adequacy	51

	11.2	Stage II		51

12	Mineral Processing and Metallurgical Testing			53

	12.1	Stage I		53

		12.1.1	Introduction	53

		12.1.2	Metallurgical Testwork	53

		12.1.3	Other Factors	55

	12.2	Stage II		55

	12.3	Post 2012 Technical Report Testwork		56

13	Mineral Resource Estimates			58

	13.1	Stage I		58

		13.1.1	Geologic Model	61

		13.1.2	Assays	66

		13.1.3	Exploratory Data Analysis	66

		13.1.4	Composites	74

		13.1.5	Variography	77

		13.1.6	Estimation	79

		13.1.7	Model Validation	87

		13.1.8	Mineral Resource Classification	89

		13.1.9	Risk	90

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	13.2	Stage II		92

		13.2.1	Geologic Model	94

		13.2.2	Assays	96

		13.2.3	Composites	98

		13.2.4	Exploratory Data Analysis and Estimation Domains	100

		13.2.5	Variography	102

		13.2.6	Estimation	102

		13.2.7	Model Validation	105

		13.2.8	Recommended Drill Spacing	106

		13.2.9	Mineral Resource Classification	107

14	Mineral Reserve Estimates			108

15	Adjacent Properties			109

16	Interpretations and Conclusions			110

	16.1	Stage I		110

		16.1.1	General	110

		16.1.2	Geology	110

		16.1.3	Process	110

	16.2	Stage II		110

		16.2.1	Geological Setting	110

		16.2.2	Tenure	110

		16.2.3	Deposit Type and Mineralization	111

	16.3	Risks		111

	16.4	Opportunities		111

17	Recommendations			112

	17.1	General		112

	17.2	Topography		112

	17.3	Metallurgical Testing		112

	17.4	QA-QC		112

18	Acronyms and Abbreviations			113

	18.1	List of Acronyms		113

	18.2	List of Abbreviations		115

19	References			116

20	Date and Signature Page			120

List of Figures

Figure 3.1: Project Location and Boundaries.				6

Figure 6.1: Lithium Nevada project Geology.				20

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Figure	6.2: Interpreted and simplified sample log for drillhole WLC-43	23

Figure	6.3: Sample Field Log for drill hole SP-3 in the Stage II Lens	24

Figure	6.4: Thickness of Li mineralization (in meters) within the modelled area of the Stage II Lens (1000 Li ppm minimum grade)	25

Figure	9.1: Plan View of WLC Drillholes in the Stage I Lens	31

Figure	9.2: Stage II Lens Drill Hole Location Map	34

Figure	10.1: Sample Preparation Flow Diagram	36

Figure	10.2: Lithium Concentration of Blanks	39

Figure	10.3: Lithium Content of Field Duplicates	40

Figure	10.4: High Grade Standard Results with Lithium Round Robin Data	41

Figure	10.5: Low Grade Standard Results with Lithium Round Robin Data	42

Figure	10.6: Blanks, Lithium	46

Figure	10.7: Cumulative Relative Error (%), Lithium	47

Figure	10.8: LAC Standard Li-3379, Stage II Lens assays	48

Figure	10.9: LAC Standard Li-4217, Stage II Lens assays	49

Figure	13.1: Drillhole Collar Locations	62

Figure	13.2: 3D Perspective of Faulted Basement Surface	64

Figure	13.3: N-S Cross Section at 411580E – Interpreted Lithology Domains (Looking West)	65

Figure	13.4: Boxplot Generated with Assay Lithium Values	68

Figure	13.5: Histogram and Basic Statistics, Lithium Assays	70

Figure	13.6: Log Probability Plot, Lithium Assays	71

Figure	13.7: Histogram and Basic Statistics, Potassium Assays	72

Figure	13.8: Log Probability Plot, Potassium Assays	73

Figure	13.9: Histogram and Basic Statistics Claystone Composites , Lithium	75

Figure	13.10: Histogram and Basic Statistics Claystone Composites , Potassium	76

Figure	13.11: Experimental Correlograms/Fitted Models for Average Correlogram	78

Figure	13.12: Claystone Composites, Lithium Grade vs Basalt	81

Figure	13.13: N-S Cross Section at 411,580E, Lithium % OK Model with drillholes	83

Figure	13.14: Plan View, Level 1510 m, Lithium % OK Model	84

Figure	13.15: N-S Cross Section at 411,580E Potassium % OK Model with Drillholes	85

Figure	13.16: Plan View, Level 1510 m, Potassium % OK Model	86

Figure	13.17: Lithium Swath Plot, Blocks vs. NN Model and Composites, N-S Sections	88

Figure	13.18: N-S Cross Section (Looking West) at 411580E – Classification	91

Figure	13.19: Cross Section showing interpreted lithology units	96

Figure	13.20: Histogram and basic statistics, all lithium assays	97

Figure	13.21: Histogram and basic statistics, all fluorine assays	98

Figure	13.22: Histogram and basic statistics, lithium composites, domain 25 (Claystone)	99

Figure	13.23: Histogram and basic statistics, potassium composites, domain 25 (Claystone)	99

Figure	13.24: Potassium expected means for lithium grade ranges, all composites	101

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Figure 13.25: Scatterplot and basic statistics, Li vs. F composites, domain 25 (Claystone)	101

Figure 13.26: Scatterplot and basic statistics, Li vs. K composites, domain 25 (Claystone)	102

Figure 13.27: N-S Cross Section at 406700 E, Li (ppm) OK Model with drill holes.	103

Figure 13.28: Plan view, Level 2040 m, Li (ppm) OK Model.	104

Figure 13.29: N-S Cross Section at 406700 E, K (%) OK Model with drill holes.	104

Figure 13.30: Plan view, Level 2040 m, K (%) OK Model	105

Figure 13.31: Li swath plot, blocks vs. NN model, N-S Sections.	106

List of Tables

Table 1.1: List of Authors and Responsibilities	2

Table 3.1: Lithium Nevada Property, UMs	8

Table 5.1: Summary of 1985 Chevron Resources at McDermitt Caldera.	18

Table 6.1: Summary of Lithologic Units	22

Table 9.1: LAC Drillholes Provided in Current Database.	30

Table 10.1: Average Density Values Used in the Resource Model	37

Table 10.2: Density Data Used for Resource Estimation.	45

Table 10.3: Relative Errors from duplicate samples, Stage II Lens LAC drilling	47

Table 13.1: Mineral Resource Statement for the Stage I as of May 31, 2016	59

Table 13.2 Sensitivity of Stage I mineral resource to cut-off grade selection.	60

Table 13.3: Density Values used in the Stage I Lens Resource Model	61

Table 13.4: Gemcom Model Extent, UTM Coordinates (m)	61

Table 13.5: Rock Type Integer Codes and Descriptions	66

Table 13.6: Assay Values – Correlation Matrix (All Rock types)	67

Table 13.7: Variogram Parameters – Lithium and Potassium	77

Table 13.8: Block Model Geometry	79

Table 13.9: Search Ellipsoid Geometry (Lithium and Potassium)	79

Table 13.10: High Grade Restriction Parameters	82

Table 13.11: Mineral Resource Statement for the Stage II Lens as of May 15, 2010	92

Table 13.12: Sensitivity of Stage II mineral resource to cut-off grade selection.	93

Table 13.13: Density Values used in the Stage II Lens Resource Model	94

Table 13.14: MineSight Model Extent, UTM Coordinates (meters)	94

Table 13.15: Lithologic and Oxidation Units modeled in the Stage II Lens	95

Table 13.16: High grade restrictions	103

Table 20.1: Qualified Persons	120

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1	Introduction and Terms of Reference

This report is meant to act as a status update to the current state of Lithium Americas Corp. (LAC or the Company) (formerly Western Lithium USA Corporation or WLC) Lithium Nevada project (formerly Kings Valley Property). It addresses the Stage I and Stage II deposits resource statements. This report includes NI 43-101 compliant resource statements for both the Stage I and Stage II deposits.

1.1	Terms of Reference

The effective date for this Updated NI 43-101 Technical Report is May 31, 2016. The technical report is based on a compilation of previously filed technical reports, namely:

●	Preliminary Feasibility Study, Lithium Nevada project, Humboldt County, Nevada

o	Effective Date of Stage I Resource Estimate: June 28, 2011

●	Stage II (South Lens) Resource Estimate, Lithium Nevada project, Orvada, Humboldt County, Nevada

o	Stage II Report Effective Date: April 30, 2010

In May 2016, SRK Consulting (Canada) Inc. was commissioned by LAC to prepare an NI 43-101 updated resource estimates (Stage I and Stage II) for the Project. This report provides information identifying the advancements in the metallurgical process.

In preparing this report, SRK has relied on input from LAC and with information prepared by a number of qualified independent consulting groups but specifically on a technical report prepared by Tetra Tech entitled Updated NI 43-101 Technical Report Kings Valley Property Humboldt County, Nevada dated April 30, 2014.

1.2	Scope of Work

The scope of work conducted by SRK per request of LAC in connection with this Technical Report was to update the mineral resource statements for the lithium deposits currently defined on the Lithium Nevada project.

1.3	Basis of Technical Report

This report contains resource statements for both the Stage I and Stage II deposits. Future studies are necessary to include the results of on-going metallurgical testwork, in order to advance the project to pre-feasibility.

1.4	Qualifications of SRK and SRK Team

The SRK Group comprises over 1,500 professionals, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This fact permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

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The resource evaluation work and the compilation of this technical report was completed by Timothy J. Carew, P.Geo. (APEGBC, 19706) and Mario E. Rossi (FAusIMM), and reviewed by Dr. Gilles Arseneau, P.Geo. By virtue of their education, membership to a recognized professional association and relevant work experience, Timothy Carew, Mario Rossi and Gilles Arseneau are independent Qualified Persons as this term is defined by National Instrument 43-101. Table 1.1 shows authors’ responsibility for the relevant sections of this technical report.

Table 1.1: List of Authors and Responsibilities.

Author	Company	Area of Responsibility

Timothy J. Carew	SRK Consulting

Executive Summary, sections 1, 2, 3.5, 3.6, 3.7, 3.8, 4, 5, 6.1, 6.2.1, 6.2.2, 6.2.4, 6.2.5, 7, 8.1, 9.1, 10.1, 11.1, 12.1, 12.3, 13.1, 15, 16.1, and Recommendations in Section 17 that pertain to Stage I

Mario E. Rossi	GeoSystems International	Executive Summary, 6.2.3, 6.2.5, 8.2, 9.2, 10.2, 11.2, 12.2, 13.2, 16.2 and Recommendations in Section 17 that pertain to Stage II

Gilles Arseneau reviewed drafts of this technical report prior to their delivery to LAC as per SRK internal quality management procedures. Dr. Arseneau did not visit the project.

1.5	Site Visit

A site visit was conducted on the Project property on January 5, 2011 by Timothy J. Carew, SRK, resource estimate QP for the Stage I deposit.

Mario E. Rossi, Principal Geostatistician, GSI, and the resource estimate QP for the Stage II deposit, visited the Kings Valley site on February 24, 2010.

LAC has not completed any additional fieldwork, except for metallurgical testing as described in Section 12, at the Project property since Mr. Carew’s 2011 site visit. It is Mr. Carew’s opinion that a follow-up site visit is not required at this time.

Public and private sources of information and data contained in this report, other than the authors’ direct observations, are referenced in Section 19.

The effective date of this technical report is May 31, 2016 unless otherwise stated.

1.6	Acknowledgment

SRK would like to acknowledge the support and collaboration provided by LAC personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.

1.7	Declaration

SRK’s opinion contained herein and effective, is based on information collected by SRK throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

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This report may include technical information that requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of LAC, and neither SRK nor any affiliate has acted as advisor to LAC, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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2	Reliance on Other Experts

2.1	Mineral Tenure Property

In respect of the discussion regarding mineral tenure to the property set forth in Section 3, the qualified persons have relied entirety and without independent investigation, on the title opinion of Richard Harris, an attorney with Harris & Thompson, dated February 6, 2013, as updated and supplemented by the updated title opinion of Mr. Harris, dated April 28, 2014. The relevant sections of the report to which this applies are included in Section 3.

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3	Property Description and Location

Disclosure regarding mineral tenure to the Lithium Nevada Property is based on the title opinion of Harris & Thompson, Nevada, counsel for LAC. This opinion is limited to Sections 3.1 through 3.4. Qualified Persons have relied on that opinion entirely, without independent investigation.

3.1	Property Area and Location

The Lithium Nevada Property comprises an area of approximately 15,233 ha within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca and 33 km west-northwest of Orovada, Nevada (centered on 40°42°27.24”N Latitude, 118°3°26.81”W). Situated in a remote section of northern Nevada, the Lithium Nevada Property consists primarily of sparsely populated ranch land within, and surrounded by, Bureau of Land Management (BLM) lands on the northwest, western and southern sections of the McDermitt caldera. A small number of LAC’s claims are located, and registered, in Miller County, Oregon. Five areas of significant lithium mineralization have been identified on the Lithium Nevada Property – the Stage I Lens (PCD), Stage II Lens (South), Stage III Lens (South Central), Stage IV Lens (North Central), and Stage V Lens (North). To date LAC has focused its efforts on the Stage I Lens (formerly referred to as the PCD Lens), with limited work having been conducted at the Stage II Lens location. Figure 3.1 shows Project location and property boundary.

The Stage I and Stage II Lens, being approximately 1,468 hectares, and 2,431 acres, respectively, are situated:

●

with respect to the Stage I Lens, at the southern end of the McDermitt caldera in T44N, R35E within Sections 3,4, 5, 6, 7, 8, 9, 10, 15, 16, and 17 and on the USGS Thacker Pass at 7.5 min quadrangle at an approximate elevation of 1,500 m; and

●	with respect to the Stage II Lens, in Township 45 North, Rangy 34 East, Sections 2 and 13; Township 46 North, Range 34 East, Sections 11 and 27.

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Figure 3.1: Project Location and Boundaries.

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3.2	Mineral Tenure

The underlying title to the Lithium Nevada Property is held through a series of unpatented mining claims (Ums). LAC holds its interests in the UMs indirectly through wholly-owned subsidiaries. UMs provide the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the federal government who maintains fee simple title on the land.

The holder of an UM maintains a perpetual entitlement to the UM, provided it meets the obligations for UMs as required by the Mining Act. At this time, the principal obligation imposed on the holders of UMs is to pay an annual fee, which represents payment in lieu of assessment work required under the Mining Act. The annual fee of US$140.00 per claim is payable to the BLM in addition to a fee of US$10.50 per claim paid to the county recorder of the relevant county in Nevada (or, in a small number of cases, Oregon) where the UM is located. UM holders record annually an Affidavit and Notice of Intent to Hold.

An UM does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The Mining Act also does not explicitly authorize the owner of an UM to sell minerals that are leasable under the Mineral Lands Leasing Act of 1920, as amended (the MLLA), which includes potassium and sodium. The BLM is vested with a great deal of discretion in the management of the right to sell minerals governed by the MLLA, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the Mining Act. LAC has initiated discussions with BLM to determine what, if any, contractual or regulatory approvals will be required to sell upgraded potassium sulfate and sodium sulfate as by-products to lithium production and to confirm LAC’s priority to such approvals, but the matter has not been determined. Table 3.1 sets out the UMs comprising the Lithium Nevada Property.

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Table 3.1: Lithium Nevada Property, UMs

Claims	Owner

Moonlight # 1	Lithium Americas Corporation, James R. Murdock

Uravada/U 23, 25-30, 46-56 (even), 61-69	Lithium Americas Corporation

Moonlight No. 4	Lithium Americas Corporation

Uravada/U 44	Lithium Americas Corporation

Uravada/U 17-22, 24	Lithium Americas Corporation and James V. LeBret

Alpha 1-56, 59-70, 72, 74-82, 84-85, 87, 90-164, 169-192, 196-210, 212, 214-230, 233-280	Lithium Americas Corporation

Beta 1-51	Lithium Americas Corporation

Lith 1-461, 463, 465, 467, 469, 471-473, 477, 479, 481, 484, 486, 488, 491-567, 586-677, 706-708,	KV Project LLC

Neutron 31-45, 76-105, 166-190, 192, 194, 196- 207, 209-225, 238-239, 347, 353-366, 379-402,	Lithium Americas Corporation

Proton 1-46	Lithium Americas Corporation

Delta 1-14	Lithium Americas Corporation

Rad 1-121	Lithium Americas Corporation

Omega 1-124	Lithium Americas Corporation

BPE 1-498	Lithium Americas Corporation

Neutron Plus 1	Lithium Americas Corporation

PCD Mill 1-18	Lithium Americas Corporation

BPE 499-532	Lithium Americas Corporation

Alpha 83R, 84-85, 86R, 88R-89R, 231R-232R	Lithium Americas Corporation

Neutron 25R-30R, 70R-75R, 160R-165R, 195R, 208R, 240R-264R (even), 270R, 272R, 276R-284R (even), 285R- 288R, 348R	Lithium Americas Corporation

Neutron Plus 2	Lithium Americas Corporation

MHC 1-99	Lithium Americas Corporation

The foregoing UMs are located in Section 13, T. 44 N., R. 34 E.; Sections 1-24, T. 44 N., R. 35 E.; Sections 5-8 and 17-18, T. 44 N., R. 36 E.; Sections 1-5, 8-17, 20-25, 27-28 and 34-36, T. 45 N., R. 34 E.; Sections 24-26, 30 and 35-36, T. 45 N., R. 35 E.; Sections 3-8, 16, 21, 29-32, T. 45 N., R. 36 E.; Sections 1-3, 5, 8-19, 21-28 and 34-36 T. 46 N., R. 34 E.; Sections 33 and 34, T. 46 N., R. 36 E.; Sections 1-4, 9-11, 13-16, 20-23, 25-29 and 32-35, T. 47 N., R. 34 E.; Sections 21-22, 27-29 and 33, T. 47 N., R. 36 E.; and Section 34, T. 48 N., R. 34 E., MDM.

The UMs have been located in accordance with applicable state and federal law, and are valid and defensible, with the exception of a single claim that is not material to any of: (i) the Stage I deposit; (ii) the Stage II deposit; or (iii) Lithium Nevada Property as a whole. Counsel has identified that LAC shares title to Moonlight #1 and Uravada 17-22 and 24.

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3.3	Nature and Extent of Interest and Title

Lithium Nevada Corporation (LNC, formerly Western Lithium Corporation) is a Nevada corporation that is currently a wholly-owned subsidiary of the Canadian-based Lithium Americas Corp (LAC, formerly WLC). Pursuant to an agreement signed on December 20, 2007 between Western Energy Development Corporation (“WEDC”), a subsidiary of Western Uranium Corporation, and WLC (which was then also a subsidiary of Western Uranium Corporation), WEDC leased to WLC the Lith and Neutron claims for the purpose of lithium exploration and exploitation (the “Lease”).

On March 22, 2016, the Company announced a name change from Western Lithium USA Corp. to Lithium Americas Corp. (LAC) and the name of its Nevada-based wholly owned subsidiary was changed to Lithium Nevada Corp. from Western Lithium Corp. The name of the Kings Valley project was changed to Lithium Nevada project.

The agreement granted LNC exclusive rights to explore, develop, and mine or otherwise produce any and all lithium deposits discovered on the claims, subject to royalty payments. The leased area, at that time, included the entirety of the Stage I and Stage II Lens and included 1,378 claims that covered over 11,000 ha. Lithium deposits to be exploited included, but were not limited to, deposits of amblygonite, eucryptite, hectorite, lepidolite, petalite, spodumene and bentonitic clays. Rights to all other mineral types, including base and precious metals, uranium, vanadium and uranium- or vanadium-bearing materials or ores were expressly reserved by WEDC.

The term of that lease agreement was 30 years and granted to LNC the exclusive right to purchase the unpatented mining claims comprising a designated discovery, subject to the royalty and other rights to be reserved by WEDC and subject to LNC obligations under the deed to be executed and delivered by WEDC on the closing of the option (PAEE URS 2010). In July, 2008, LNC ceased to be wholly-owned by Western Uranium Corporation and became an independent publicly traded company.

Effective February 4, 2011, Western Uranium Corporation, WEDC, LAC and LNC entered into an agreement for the purchase by LNC from WEDC of the royalties and titles for the Lithium Nevada Property.

In March 2011, the parties completed the transaction for the sale by WEDC to LNC of the royalties and titles constituting all of the Lithium Nevada Property. As a result of this transaction, the existing lease and royalty arrangements between the two companies on the Lithium Nevada Property, including the net smelter returns and net profits royalties on any lithium project that the company developed, were terminated. LAC holds, indirectly, control and full ownership of the Lithium Nevada Property mining claims and leases, excluding a gold exploration target (on the Albisu property) and a 20% royalty granted by WEDC to Cameco Global Exploration II Ltd solely in respect of uranium (the “Uranium Royalty”).

The UMs which are subject to the Lease authorize LNC to develop and mine minerals which are subject to location under the Mining Law of 1872, as amended. The Mining Law does not explicitly authorize the owner of an unpatented mining claim to sell minerals, which are minerals that are leasable under the Mineral Lands Leasing Act of 1920, as amended. LNC has initiated discussions with the BLM to determine the legislative and regulatory authority for its processing and sale of the potassium sulphate which will be a by-product of LNC’s production of lithium which is a mineral locatable under the Mining Law of 1872. The matter has not been formally determined.

3.4	Royalties, Rights and Payments

In addition to the Uranium Royalty and those national, state and local rates identified in 3.3, the Lithium Nevada Property is subject to the following royalties, back-in rights, payments, and encumbrances:

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●

Orion Mine Finance Fund I (f.n.a RK Mine Finance (Master) Fund II L.P.) has a gross revenue royalty on the Lithium Nevada Property in the amount of 8% of gross revenue until aggregate royalty payments equal US$22 million have been paid, at with time the royal will be reduced to 4.0% of the gross revenue on all minerals mined, produced or otherwise recovered. LNC can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of US$22 million to Orion;

●

R. McClintick and K. McClintick, Trustees of the Rick and Keel, E. McClintick Living Trust, hold a net smelter return royalty of 1.5% on production from the U 17-20 UMs. The royalty provides for an advance payment of US$1,785 annually, which payments will be credited against royalty payments otherwise payable; and

●

Uravada LLC holds a net smelter return royalty of 3.0% on production from the U 21-22, 24, 44, Uravada 23, 25-30, 46-56 (even), and 61-69 UMs. The royalty provides for an advance payment of US$50,000 annually, which payments will be credited against royalty payments otherwise payable.

3.5	Environmental Liabilities

Other than an accrued decommissioning obligation at the Stage I Lens of approximately US$170,000, no environmental liabilities are known to exist at the Lithium Nevada Property.

3.6	Permitting

The Stage I Lens has been the subject of various early stage exploration programs. However, there has been no historical mine development or production within the project area boundaries, and therefore no mine workings or mill tailings are present at the Stage I Lens. LAC holds a current exploration permit in good standing, and has done so in each year since 2006, and also holds all necessary federal and state permits and approvals to conduct exploration activities at the Stage I Lens.

A plan of operations (PoO) was submitted to the Bureau of Land Management (BLM) and the Nevada Division of Environmental Protection (NDEP) in May 2008 for an extensive drilling and trenching exploration program to further delineate the resources of the Stage I Lens. That action included preparation of an environmental assessment. A revision to the PoO was filed in November 2009 and approved in January 2010.

March 7, 2014, the BLM issued a DR and Finding of No Significant Impact (FONSI) for LAC’s Lithium Nevada Mine Final EA.

On May 1, 2014, and in accordance with 43 CFR 3809 Surface Management Regulations, the BLM authorized LAC to proceed with clay extraction according to its Final Plan of Operations and Reclamation Plan. On April 29, 2014, the NDEP Bureau of Mining Regulation and Reclamation (BMRR) concurrently approved LAC’s Final Plan of Operations and issued a Final Reclamation Permit. On April 28, 2014, the MSHA assigned the Kings Valley Clay Mine operation an MSHA Mine Identification Number. On April 10, 2014, the Humboldt County Regional Planning Commission unanimously approved LAC’s Conditional Use Permit, allowing the development of an open pit to extract clay.

LAC has documentation supporting its rights to the lithium mineralization within the Stage II Lens and that all appropriate permits for exploration have been obtained.

Development of the project would include on-site infrastructure development including the mine, process plant, tailings impoundments, and ancillary facilities. The project requires multiple permits and approvals from regulatory agencies and other entities at the federal, state and local levels. Lithium Nevada has completed baseline studies for geochemistry, vegetation, wildlife (including extensive studies for the Greater Sage-grouse), surface and groundwater quality and quantity, wetlands and waters of the U.S.,

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seep and springs; soils, cultural resources, noise, visual analysis, weather monitoring, and other issues specific to the Lithium Nevada project area. The collected baseline study data will support the overall permitting and approval process for the proposed project, and the completion of the required National Environmental Policy Act (NEPA) environmental study.

The U.S. Fish and Wildlife Service (USFWS) in September 2015 determined that listing the sage-grouse was not warranted under the Endangered Species Act. Concurrently, the BLM finalized their Land Use Plan Amendment (LUPA) that helps to conserve greater sage-grouse habitat. The BLM still considers the sage-grouse to be a special status species. The BLM Winnemucca District LUPA designates the Lithium Nevada Stage 1 Property as a Priority Habitat Management Area (PHMA) and also designates the Lithium Nevada Stages 2-5 Property as PHMA, but within a Sagebrush focal area (SFA). SFAs are more sensitive areas within the PHMAs. The BLM recently initiated steps to withdraw SFA-designated lands from location and entry under the United States mining laws, subject to valid existing rights. An immediate segregation, which lasts up to two years (with an option for a two year extension) until the Secretary decides whether to make the withdrawal permanent, prohibits the location of any new mining claims in the designated areas. Lithium Nevada has over 2,500 mining claims within and surrounding the Lithium Nevada project Stages 1-5, including those within the SFA, which have valid existing rights. Lithium Nevada anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout development of its Lithium Nevada property. Lithium Nevada understands that the BLM can impose conditions on access, project design, and periods of use where needed to limit impacts to sage-grouse habitat. Lithium Nevada understands that if it files notices of intent to operate or applications for plans of operation for Stages 2-5, BLM may require a validity exam for some or all of the mining claims associated with Stages 2-5. Further, due to the requirement of a validity exam in Stages 2-5 areas, there is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Lithium Nevada Property. It is SRK’s understanding that LAC intends to continue to build on existing partnerships with the BLM, Nevada Department of Wildlife, and State of Nevada Sagebrush Ecosystem Technical Team to identify lasting conservation efforts and productive mitigation.

3.7	Other Factors or Risks

SRK is not aware of any other significant factors or risks that may affect access, title, or the right or ability to perform work on the property.

3.8	Conclusions

Based on information provided to, or researched and reviewed by SRK as a part of this NI 43-101 Technical Report, LAC is approved by the BLM and the NDEP BMRR to conduct mineral exploration activities at the Lithium Nevada Property in accordance with PoO No. N85255.

As discussed above, LAC has initiated the process to obtain all necessary federal, state and local regulatory agency permits and approvals for the proposed Project.

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4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

Access to the Stage I area of the project is via the paved US Highway 95, traveling approximately 70 km north from Winnemucca, Nevada, to Orovada and then heading west-northwest for 33 km on paved State Highway 293 toward Thacker Pass to the Project site entrance. On-site access is via several gravel and dirt roads established during the exploration phase.

Access to Stage II area of the project is also via U.S. Highway 95, 100 km north from Winnemucca to Orovada and then approximately 40 km WNW on paved State Highway 293 to the project area. On-site access is via numerous gravel and dirt roads, including the last 10 km from State Highway 293.

4.2	Climate

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow is expected from October to May, although it often melts quickly. Other operations in northern Nevada operate continuously through the winter.

4.3	Local Resources

Because of the large-scale mining industry in the Winnemucca area, local resources include all of the amenities required for large-scale mining. The area is about 50 km north of the now depleted Sleeper gold mine and 100 km northwest of Twin Creeks, Turquoise Ridge and Getchell gold mines. Additionally, there are several other gold and copper mines in the area which could provide potential access to an experienced workforce and adequate support for mining operations. Most of the workforce may have to be sourced in Winnemucca because of the sparse population in the project area.

4.4	Infrastructure

The existing roads are maintained by the Nevada Department of Transportation and are in good repair. The roads are all-season roads but may be closed for short periods due to extreme weather during the winter season. The nearest railroad access is in Winnemucca.

Adequate electrical power is available and currently there is a 115 kV power line that passes through the property. Work during the 2012 study (Tetra Tech 2012) has determined this power source to be suitable for meeting the project electrical demands for Case 1. Water rights have been attained by LAC. The results of an independent groundwater study conducted by Schlumberger Water Services USA Inc. in 2013 concluded that process water for the project would be sourced at the project site and from an off-site source in the Quinn River Valley. It is noted that additional investigation regarding the source and availability of water resources is recommended.

There is sufficient space within the current Stage I Lens site to accommodate processing plant and mine support facilities, overburden placement site, TSF water diversions, and containments (see Figure 3.1).

4.5	Physiography

The Project site sits at the southern end of Montana Mountains, with its western border at the divide between the Kings River Valley and Quinn River Valley. Vegetation consists of low lying sagebrush and grasslands. Elevation at the project site is approximately 1,500 m above sea level.

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5	History

On March 22, 2016, the Company announced a name change from Western Lithium USA Corp. (WLC) to Lithium Americas Corp. (LAC) and the name of its Nevada-based wholly owned subsidiary was changed to Lithium Nevada Corp. from Western Lithium Corp. The name of the Kings Valley project was changed to Lithium Nevada project. The reader is reminded that in this report any reference to Western Lithium Corp. (WLC) or the Kings Valley project, is in fact now Lithium Americas Corp. (LAC) and Lithium Nevada project.

5.1	Exploration History

In 1975 Chevron USA began an exploration program for uranium in the sediments of the McDermitt caldera which encompassed the entire caldera. Early in Chevron’s program, the USGS, which had been investigating lithium sources, alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. In 1978 and 1979 Chevron continued its focus on uranium, but added lithium to its assays, began a clay analysis program, and obtained samples for engineering work.

Results confirmed the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program which focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction. In 1985, Chevron undertook a resource estimate for a 0.25% Li cut-off.

From late 2007 to May 2008, LAC completed drilling 37 core holes (4,861.98 m) and eight reverse circulation (RC) holes (1,798.63 m) in the Stage I Lens. LAC performed a mineralogical study of the mineralization in 2008 (Hudson, 2008). That study identified the presence of hectorite as well as bitumen in the deposit. LAC determined the density of six samples from the Stage I Lens.

5.2	Ownership History

Chevron leased many of the claims that comprised the lithium project to the J. M. Huber Corporation (Huber) in 1986. In 1991, Chevron USA sold its interest in the claims to Cyprus Gold Exploration Corporation. In 1992, Huber terminated the lease. It appears that Cyprus Gold Exploration Corporation allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims. Western Energy Development Corporation (WEDC), a Nevada corporation, leased LaBret’s claims in 2005, at which time LaBret provided WEDC access to the Chevron data and to core and other samples that were available.

Pursuant to an agreement signed on December 20, 2007 between Western Energy Development Corporation (“WEDC”), a subsidiary of Western Uranium Corporation, and LNC (which was then a subsidiary of Western Uranium Corporation), WEDC leased to LNC the Lith and Neutron claims for the purpose of lithium exploration and exploitation. This agreement granted LNC exclusive rights to explore, develop, and mine or otherwise produce any and all lithium deposits discovered on the claims, subject to royalty payments. The leased area, at this time, included the entirety of the Stage I Lens and included 1,378 claims that covered over 11,000 ha.

Lithium deposits to be exploited included, but were not limited to, deposits of amblygonite, eucryptite, hectorite, lepidolite, petalite, spodumene and bentonitic clays. Rights to all other mineral types, including base and precious metals, uranium, vanadium and uranium- or vanadium-bearing materials or ores were expressly reserved by WEDC. The term of that lease agreement was 30 years and granted to LAC the exclusive right to purchase the unpatented mining claims comprising a designated discovery, subject to

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the royalty and other rights to be reserved by WEDC and subject to LAC’s obligations under the deed to be executed and delivered by WEDC on the closing of the option (PAEE, URS 2010).

In July, 2008, LNC ceased to be wholly owned by Western Uranium Corporation and became an independent publicly traded company.

Effective February 4, 2011, Western Uranium Corporation, WEDC, LNC and LAC entered into an agreement for the purchase by Western Lithium Corporation from WEDC of the royalties and titles for the Lithium Nevada mineral property.

In March 2011, the parties completed the transaction for the sale by WEDC to LNC of the royalties and titles constituting all of the Lithium Nevada mineral property. As a result of this transaction, the existing lease and royalty arrangements between the two companies on the Kings Valley property, including the Net Smelter Returns and Net Profits Royalties on any lithium project that the company developed, were terminated. Lithium Nevada Corp., wholly owned by Lithium Americas Corp., holds control and full ownership of the Lithium Nevada property mining claims and leases, excluding a gold exploration target (on the Albisu property) and a 20% royalty granted by WEDC to Cameco Global Exploration II Ltd solely in respect of uranium.

5.3	Metallurgical Testwork

Metallurgical testwork was performed on samples from the project lithium deposit by various researchers. The following list outlines the investigators and their associated reports:

●	Chevron Research Company:

o	Hydrometallurgical Studies on Lithium Extraction of McDermitt Clays; Chevron Research Company, H. E. Kluksdahl, February 9th, 1982.

o	Recovery of Lithium from McDermitt Hectorite Clay; Chevron Research Company, D.A. Van Leirsburg, September 1982.

o	McDermitt Project Review; Chevron Research Company, March 24, 1983.

●	United States Bureau of Mines (USBM):

o	Lithium and Its Recovery from Low-grade Nevada Clays, United States Bureau of Mines Bulletin 691; L. Crocker, R.H. Lien and Others, 1988.

●	Hazen Research:

o	Extraction of Lithium from Hectorite Ore; Hazen Research Project 10677, Client Initiated Study Carried Out for LZC, Issued May, 2008.

The USBM bulletin discusses the USBM investigation for recovering a marketable lithium product from the montmorillonite-type clays of the McDermitt Caldera. Although this bulletin may not meet the standards of CIM, LAC believes the scientific basis of the report to be of sufficient quality to use as a starting point for establishing the metallurgical test program used in developing the process design.

5.4	Review of Chevron Research Company Test Work

In the 1980’s, Chevron Resources undertook considerable metallurgical and processing studies to develop a procedure that could economically extract lithium from hectorite clay. Chevron experimented by improving the grade of the ore through upgrading techniques.

Chevron then tested lithium dissolution procedures which included dilute sulfuric acid leach, acid pug followed by water leach, and ion exchange. Chevron concluded that the most economical method would

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be to use the sulfuric acid pug followed by water leach method. The basis for selection included overall acid consumption and lithium recovery.

5.4.1	Sampling

The sample used for the testwork reported here is a drill core sample denoted MJB 80-20C by Chevron. The exact location of the drill hole was not apparent from the information provided.

5.4.2	Upgrading Testwork

Chevron Research Company ran studies that concluded that dry grinding followed by separation of the fines coupled with upgrading of the coarse material gives the best overall upgrading of the ore. The ground material was screened into three fractions; +100 #, –100 # +400 #, and –400.

The –100 #/+400 # fraction from the grinding tests were then sent to an oleic acid float treatment to reduce the amount of acid-consuming carbonate in that material along with upgrading the lithium content. The –400 # fraction from the grinding step was mixed with the concentrate from the oleic acid float tests to obtain a concentrate material for further testing.

Chevron found that the final concentrate contained 75% of the original weight of the material and had a lithium assay of 0.37%. The head assay for lithium was 0.34%. A positive result from these studies was the fact that the carbonate content in the concentrate was significantly lower than in the feed material. This aided in reducing overall acid consumption in the subsequent stages.

5.4.3	Acid Pugging, Curing and Water Leaching

The acid pugging stage of the process involved intimately mixing the ore with concentrated sulfuric acid at high solids content (55–67% weight/weight percentage, or w/w). The mixture was then allowed to cure so that the acid reacted with the ore. The cured mixture formed a solid mass which was ground up and leached to solubilize the lithium. The best results showed that 85% of the lithium was extracted while consuming 915 pounds of acid per ton of ore.

5.5	Review of Hazen Research Testwork

Hazen Research was commissioned by LAC to examine processing options for the Lithium Nevada mineralization. Physical upgrading followed by sulfuric acid pugging, curing, and water leaching to extract lithium were studied. Most of the work completed was derived from the work conducted by Chevron Research Company. A bench-scale laboratory study was conducted to examine lithium extraction from a composite sample with about 0.35% lithium prepared from drill core samples supplied by LAC.

5.5.1	Sampling

The composite sample prepared by Hazen for the work involving the upgrading and acid pugging was composed of drill core from hole WLC-10 from 40 to 100 feet with a head assay of 0.37% lithium.

5.5.2	Upgrading Testwork

Upgrading was designed to accomplish two goals: increase the lithium concentration while maintaining reasonable lithium recoveries and remove a substantial amount of calcite and other gangue material which would otherwise result in excessive consumption of acid in subsequent processing steps. The following physical processing steps were studied in the effort to achieve these goals:

1.	Attrition or lightly grind the gangue material to disaggregate and liberate the clay. The goal was to keep the gangue relatively coarse.

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2.	Screen the material to remove the coarse gangue.

3.	Use elutriation or cylconing to separate the lithium-rich clay fines from the coarser gangue material, which is low in lithium.

4.	Use fatty acid (oleic acid) flotation for calcite removal.

After optimizing the operating parameters, Hazen found that wet attrition is effective for liberating the clay fines from the mineralization. In one experiment, 82% of the lithium reported to 53% of the mass in a –10 micron (~500 #) fraction after attrition. The lithium grade almost doubled to 0.6%.

After attrition, Hazen found that physical separation of the gangue on the basis of particle size, or by particle size and flotation for calcite, concentrates the lithium and rejects calcite and other gangue. Elutriation or another size classification method, such as cycloning, will separate the lithium-rich fines from the coarser gangue. Flotation with oleic acid was able to reduce the carbonate concentration to less than 0.5% (w/w) from 3.5 to 4%. Desliming after attritioning rejected over 90% of the carbonate but with higher lithium losses. When upgrading by particle size, there is a trade-off between lithium recovery and carbonate rejection.

In the course of the project, URS developed a flow sheet using the upgrading process from the Hazen Research study. This work was put on hold until trade-off studies could be completed against filterability and capital for filtration equipment.

5.5.3	Acid Pugging, Curing and Water Leaching

The fines from the upgrading work were dried and blended to make a composite. The composite assayed 0.72% Li and 0.72% carbonate. All acid pugging and leaching experiments were performed on this composite.

The main variable examined in the acid pugging, curing, and water leaching work was acid dose, although variations in the amount of water added was also tried. In the laboratory procedure, water (if used) was added to dry clay in a porcelain mortar, followed by concentrated sulfuric acid. The mixture was worked with a pestle until homogeneity was achieved. The mixture was then covered and heated (cured) in an oven at 150°C for three hours. After curing, the solids were usually a dry hard mass. The solids were then lightly ground and water-leached for 30 minutes at 10% (w/w) solids. The lithium sulfate and other soluble sulfates dissolved in the leach.

It was found that this process was effective in extracting lithium from the clay fines, but an acid dose of near 1150 lb acid per ton of mineralized material was required for 95% extraction. It was also revealed that extraction of lithium was nearly proportional to the acid dose. Overall results obtained by Hazen were consistent with those found by Chevron Research Company.

5.6	Historical Resource Estimates

The information in this section was excerpted from the URS report: NI43-101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley Project, Humboldt County, Nevada, USA, effective date December 31, 2009. In 1985, Chevron (Glanzman and Winsor, 1982) produced polygonal estimates of the Li resources on their properties at Lithium Nevada (Table 5.1). A cut-off grade of 0.25% lithium, minimum thickness of 1.52 m, and a minimum 9.0 ft% Grade x Thickness (GT) were used for the estimate. The tonnage factor used was 1.8 g/cm3.

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Note that there is insufficient information available with respect to the classification of this resource estimate to enable comparison with the current CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). This estimate is not, therefore, considered to be reliable, or to be relevant in terms of the amended report. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, and LAC is not treating this historical estimate as current mineral resources. The estimate is included here for historical purposes only.

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Table 5.1: Summary of 1985 Chevron Resources at McDermitt Caldera.

Lens	Number of Holes	Area (Acres)	Deposit Thickness (ft)	Deposit Thickness (m)	Waste Thickness (ft)	Waste Thickness (m)	Average Grade (%Li)	Deposit Tons (Mst)*	Li Tons (Mst)*

North	21	1,364	59	18.0	64	19.5	0.31	196	0.602

North Central	10	372	66	20.1	41	12.5	0.34	60	0.207

South Central	7	230	53	16.2	23	7.0	0.37	37	0.134

South	52	2,432	59	18.0	43	13.1	0.33	353	1.171

PCD	6	332	59	18.0	56	17.1	0.34	48	0.162

Total	96	4,730	—	—	—	—	0.33	694	2.276

*Mst = million short tons

There is no record indicating that Chevron considered potassium as a resource. From 1992 to 2005, there is no record of any activities on the project.

5.7	Previous Reserve Estimates

In January 2012, LAC released a preliminary feasibility study (PFS), prepared by Tetra Tech, which declared a reserve. The PFS is believed to be reliable but is no longer relevant as LAC decided to re-evaluate the current process design criteria and consider changing the process design accordingly. In a press release published on March 22, 2016, LAC has determined that its PFS (Tetra Tech 2012) is no longer current and LAC will no longer be relying on the study for its project development planning. The information stated here is for historical purpose only.

In establishing a mineral reserve, Tetra Tech referred to the mineral resource model prepared by Reserva (effective date June 28, 2011) described in Section 13 of this report, the PAEE (URS 2010), results from the K-UTEC process test report (August 2011) and the results of a geotechnical study published by AMEC (March 2011). Tetra Tech confirmed that the geologic resource model, the mining and the processing approaches were adequate, relevant and justified for economic extraction. Additionally, Tetra Tech has established that the Project has a reasonable expectation to establish the necessary extraction facilities and obtain the necessary government approvals. Tetra Tech converted the mineral resource into a mineral reserve using what it considered the economically minable part of the Measured and indicated Mineral Resource

Measured and Indicated material from the resource model were converted to a Proven and Probable mineral reserve for two cases, by applying the pit design for each. The Lerchs-Grossmann (LG) Gemcom Whittle™ Strategic Mine Planning Software (Whittle) was used to develop the pit shells. After the pit designs were complete, the grades for potassium and sodium from the 3-D blocks that are above the ore cut-off are reported along with the lithium grade. The pertinent parameters used in the 3-D Lerchs-Grossman open pit optimization program were as follows:

o	Pit slopes – 41 degrees

o	Mining cost (Overburden) – US$1.50/tonne

o	Mining cost (Other) – US$2.75/tonne

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o	Mill cost – US$66.00/tonne of ore

o	Selling price of US$13.89/lb Li

o	Mining recovery – 95.0%

o	Process recovery – 87.2%

Tetra Tech calculated the breakeven mining cut-off, based on the parameters above, to be 0.23% Li. Two different pit shells were selected from the family of economic shells that were generated by the Whittle program. At the request of LAC, a cut-off of 0.32% Li, which was slightly higher than the breakeven cut-off, was applied to the material within the shells in order to generate an average ore grade of 0.40% Li. Selection criteria were based on finding a shell that contained sufficient ore at the 0.32% cut-off to supply the mill for 20 years of production. For Case 1, this requirement was 13.8 million dry tonnes of ore. For Case 2, the requirement was 25.6 million dry tonnes of ore.

To check the validity of applying the higher cut-off within an optimized shell, a second Whittle optimization was performed in which a fixed cut-off of 0.32% Li was specified for ore. Two shells were chosen from this optimization that contained roughly the same amount of ore as was in the original Whittle shells at the 0.32% Li cut-off. The two newer shells appeared to be almost identical in size and shape to the previous two shells that were chosen as a basis for ultimate pit design. Furthermore, the average ore grade and strip ratios were nearly identical.

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6	Geological Setting and Mineralization

6.1	Regional Geology

The Project in Humboldt County, Nevada, lies in the western and southern part of the McDermitt caldera complex (Figure 6.1), a Miocene volcanic feature that comprises a total surface area of about 30 km × 40 km. On the basis of U.S. Geological Survey publications (e.g., Rytuba and Glanzman, 1979), the caldera complex was considered to be formed of multiple nested calderas. More recently, the complex has been described as a single caldera formed during eruption of a zoned ignimbrite (Castor and Henry, 2000; Starkel and others, 2009).

Volcanic activity at the McDermitt caldera complex has yielded precise 40Ar/39Ar ages of 16.5 to 16.1 million years ago and was characterized by extrusion of early metaluminous and peralkaline rhyolite, followed by eruption of a voluminous ignimbrite with peralkaline rhyolite to metaluminous dacite compositions (Castor and Henry, 2000, Starkel and others, 2009). After collapse, the central part of the caldera complex was the site of resurgence, and a moat-like lake formed between this resurgent dome and the caldera walls. The lake was the site of deposition of volcaniclastic sediments that now form a nearly continuous ring within the caldera (Figure 6.1). The Lithium Nevada lithium deposits are lens- shaped bodies hosted by the moat sedimentary rock.

Figure 6.1: Lithium Nevada project Geology.

(Source Tetra Tech, 2014)

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6.2	Local Geology

6.2.1	McDermitt Caldera

The Project deposits occur in a north-south zone that coincides with the western and southern part of the McDermitt caldera moat sedimentary rock. The most southerly deposit, known as the Stage I Lens, is considered to be the primary target and is best defined. The Stage II to Stage 5 lenses lie to the north.

6.2.2	Stage I Lens

The Stage I Lens is largely beneath alluvial cover at Thacker Pass. It lies at relatively low elevations in moat sedimentary rocks that are thought to have been separated from the topographically higher deposits to the north by late down-to-the south normal faulting (Castor and Henry, 2000). Exposures of the moat sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts; therefore, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The moat sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of claystone and volcanic ash. The claystone comprises 40% to 90% of the section. In many intervals, the claystone and ash are intimately intermixed. The claystones are variably brown, tan, gray, bluish-gray and black whereas the ash is generally white or very light gray. Individual claystone-rich units may be recognized over lateral distances of more than 152 m although unit thickness can vary by as much as 20%. Ash-rich layers are more variable and appear to have some textures that suggest reworking. All units exhibit finely-graded bedding and laminar textures that imply a shallow lacustrine depositional environment.

Surficial oxidation persists to depths of 15 to 30 m in the moat sedimentary rock. Oxidized claystone is brown, tan, or light greenish-tan and contains iron oxide, whereas the ash is white with some orange- brown iron oxide. The transition from oxidized to unoxidized rock occurs over intervals as much as 4.5 m thick.

The moat sedimentary section at Thacker Pass overlies intracaldera volcanic rock that has been logged as ash-flow tuff, flows and lahars. A zone of weakly to strongly silicified sedimentary rock, the Hot Pond Zone (HPZ), occurs at the base of the moat sedimentary section in nearly every drillhole in the Stage I deposit area. The HPZ rock is locally oxidized, and the underlying volcanic rock is generally oxidized.

Core from each drillhole has been carefully examined and drill logs have been prepared that record rock type, color, accessory minerals, textures and other features of significance. On the basis of core examination, 14 lithologic codes have been recognized (Table 6.1). The core has mostly been divided into sample intervals for chemical analyses delineated on the basis of lithology. Figure 6.2 shows a generalized interpretation of the lithology for core hole WLC-43 which is located roughly in the middle of the proposed mine pit area. For this interpretation, all the claystones (lithologic units 1-6) are combined into one lithologic unit.

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Table 6.1: Summary of Lithologic Units.

Lithologic Code	Geology	Dominant Characteristic	Secondary Characteristic

1	Green claystone	Greenish gray claystone	With or without iron oxidation, may or may not be massive, may or may not contain thin ash layers
2	Tan claystone	Tan to light brown claystone
3	Lt gray claystone	Light gray to medium gray claystone
4	Gray claystone	Medium gray to dark gray claystone

5	Carbon claystone	Dark gray claystone	Minimal to moderate carbon, may have <20% white or gray-white ash

6	Bluish claystone	Bluish gray claystone	May be massive

7	Ash/claystone	>60% gray or white ash or arkose with claystone	Ash may be layered or intermixed with claystone and may have iron oxide coatings

8	Claystone/ash	>60% green, tan, gray, dark, gray, black or blue claystone with white, tan or gray ash	Claystone may be layered or intermixed with ash

9	Laminated	Laminated claystone and ash, usually small thin layers	n/a

10	Qal (Quaternary alluvium)	Light brown to tan alluvium, ranges between 0 and 8.2 meters thick	n/a

11	HPZ (Hot Pond Zone)	Laminated, silicic and oxidized	Has to have all three dominant characteristics

12	TV (Tertiary volcanics)	Vuggy orange brown volcanics	May contain lithic fragments up to four inches in diameter, includes, voids, mudflows, breccias

13	Basalt	Brown to black basalt	May or may not be oxidized

14	Ash	>80% gray, light tan, white or yellow- brown ash	Minor arkose may be present

*Lithologic codes were provided byLAC

Codes are based on drillhole descriptions for WLC 1-37 and WLC 40-200

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Hole Name: WLC-43
End of hole depth: 78.3 m.
Drillhole start depth: 0.0 m
Depth (m)
Lith Code
Simplified Lithologic Description
Lithium (ppm)
10 m
20 m
8-9,14
30 m
40 m
50 m
60 m
70 m
76.8 m
10
Colluvium
1-6
Claystone
8-9,14
Clay/Ash & Ash
Claystone
Clay/Ash & Ash
Claystone
Claystone
Clay/Ash & Ash
Claystone
Clay/Ash & Ash
Claystone
Clay/Ash & Ash
Claystone
Clay/Ash & Ash
Claystone
Clay/Ash & Ash
Basalt
Claystone
12
Volcanics
2830
2590
1800
3820
1580
1230
3030
2550
2860
3120
3700
311
2900
2110
2720
3040
2970
1890
2550
2700
2690
3290
3580
3310
2870
1720
5820
7080
4720
3840
6820
2290
4390
3370
4840
3880
4600
740
4600
4600
3720
3850
620
323
61
64
111
57
55

Figure 6.2: Interpreted and simplified sample log for drillhole WLC-43

(Source: Tetra Tech, 2014)

Most of the moat sedimentary rocks drilled in the Thacker Pass basin contain anomalously high lithium contents (> 100 ppm). Intervals that consist mostly of ash have lithium contents of less than 800 ppm whereas intervals dominated by claystone contain more lithium (>1,000 ppm). Many intervals have very high lithium contents (>4,000 ppm). Intervals with extreme lithium contents (>8,000 ppm) occur locally.

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There is no change in lithium content across the boundary between oxidized and unoxidized rock; however, the highest lithium grades generally occur in the middle and lower parts of the sedimentary rock section.

The lithium content of the Stage I Lens claystone can generally be predicted by the color and texture of the rock, as well as the amount of admixed ash. Intervals with the highest lithium grades (>4,000 ppm) generally contain gray to dark-gray or black claystone with less than 10% ash. Intervals of bluish-gray claystone with low ash content have moderate lithium content (generally 2,500 to 3,000 ppm). Intervals of light colored claystone (e.g., tan, light gray, greenish-tan) have lower lithium grades (generally 1,500 to 2,500 ppm). Intervals of mixed claystone and ash are common and have variable lithium contents (generally 1,500 to 3,000 ppm) depending on the type of claystone and proportion of ash present.

6.2.3	Stage II Lens

The Stage II Lens is located approximately 10 km NNW of the Stage I Lens, the southernmost lithium mineralized lens in the area. The Stage II Lens mineralized beds comprise mainly of a dark green claystone, at times intercalated with arkose beds; in the NE region of the modeled area a fanglomerate body is present. Figure 6.3 shows an example of a Field Log from hole SP-3. Lithium-rich beds are generally 10 to 60 m thick in most areas, defined as interesting Li grades as greater than 1,500 ppm. Alluvium cover is variable, ranging from no cover at all to a maximum of about 6 m.

LAC drilling shows that the average thickness of Li mineralization is thicker than that indicated by Chevron data, because, as was the Case in the PCD lens, some of the Chevron holes stopped in mineralization. Figure 6.4 shows a thickness map of the area, for lithium grades greater than 1,000 ppm.

Figure 6.3: Sample Field Log for drill hole SP-3 in the Stage II Lens.

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Figure 6.4: Thickness of Li mineralization (in meters) within the modelled area of the Stage II Lens (1000 Li ppm minimum grade).

(Source: Tetra Tech, 2014)

6.2.4	Mineralogy

Clay in the Stage I Lens lithium deposit includes two distinctly different types on the basis of chemistry and X-ray diffraction (XRD) spectra. Clay with XRD spectra that are indicative of smectite occurs at relatively shallow depths (less than 30 m bgs) in the Stage I Lens deposit (Castor, 2010). Confirmed hectorite clay occurs elsewhere in the McDermitt caldera and has been documented by several authors (e.g., Odom, 1992; Rytuba and Glanzman, 1979). Drill intervals with high lithium contents (commonly > 4,000 ppm) contain clay that yields XRD spectra that are more typical for illite than smectite (Castor, 2010). An illite-type clay occurs at moderate to deep depths in the moat sedimentary section and locally occurs in intervals that contain as much as 8,000 ppm lithium, higher than any analyzed hectorite. A relatively thin layer of interstratified smectite-illite clay is found between the smectite and illite-type clay (Castor, 2010).

Other minerals in the Stage I Lens deposit claystone include calcite, quartz, K-feldspar, plagioclase, dolomite, and fluorite. Pyrite and bitumen occur in the claystone below near-surface oxidized rock. Ash beds in the Stage I Lens deposit contain quartz and feldspar with local analcime, and minor clay and pyrite. Zeolite minerals are typically present in the north part of the caldera, but analcime is the only zeolite present in the Stage I Lens deposit (Glanzman and Rytuba, 1979).

No detailed mineralogical work has been conducted for samples from the Stage II drilling campaign.

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6.2.5	Discussion

The regional geological setting of these deposits is quite well known and very well understood. The local geological setting and degree of local lithium grade variations are adequately known for the Stage I and Stage II areas to allow estimating the resources to the accuracy modeled by the resource classification applied.

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7	Deposit Types

7.1	Description of Deposits

The information in this section was transcribed in part from the URS report: NI 43-101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley project, Humboldt County, Nevada, USA, effective date December 31, 2009. The section was modified where appropriate by SRK.

The Kings Valley deposits are part of a small group of lithium-rich clay minerals known as illite and smectite and include hectorite [Na0.3(Mg,Li)3Si4O10(F,OH)2]. Hectorite was named for its first known source, the Hector Mine, 55 km east of Barstow in San Bernardino, California. This is the only hectorite deposit currently known to be in production; however, other small producers may sporadically mine hectorite. The production is used primarily for specialty clay products. Lithium is not extracted from the clays from Hector.

Harben and Bates (1984) suggest that the Hector deposits were formed when Pliocene tuff and volcanic ash were deposited in a restricted alkaline lake environment on and adjacent to travertine which was forming by hot springs emanating along the fault. The tuff was initially converted to clinoptilolite (a zeolite mineral) which, then in turn, was altered to hectorite by hot springs waters rich in lithium and fluoride.

Although no work has been reported on the genesis of the Lithium Nevada deposits, the geology suggests that the deposits occur over the ring fracture zone of the caldera complex. Post volcanic intrusions along those fractures likely powered hydrothermal cells that formed the deposits. Hydrothermal solutions ascended through the volcanic section along the ring fractures and other faults and passed through the volcanic section and into the lacustrine environment of the moat. These ascending fluids extracted lithium from the rhyolitic ash flow tuffs and the volcaniclastic sediments that immediately overlie the rhyolites. Glanzman and Winsor (1982) suggest that the fluids were deposited into the moat where a lithium-rich gel formed within the lake and precipitated as a stratabound, massive layer of Li-rich claystone. Thin intervals of volcaniclastic sediments were deposited below, within, and above this claystone. Another possibility is that the Li-bearing clays were the product of alteration of in situ, clay-rich horizons by the hydrothermal fluids as they traversed the geological column.

Additional work is required to determine the origin of these deposits. There are indications in some drill holes that the rocks are the product of nearby explosive volcanic eruptions, and that they have not been significantly transported by sedimentary processes. These rocks are altered and locally contain elevated Li which suggests that the rocks were deposited and then altered by hydrothermal fluids. Fine-grained volcanic and volcaniclastic material was converted to hectorite-bearing clay beds by that hydrothermal event.

7.2	Basis of Exploration

The sediments within the Lithium Nevada deposits host a relatively large concentration of lithium compared to most other sources. Testwork to date has shown that extraction from the deposit is economically feasible. Exploration activities have defined the geology of the deposit, defined the orebody and resulted in categories developed for measured, indicated and inferred resources for the Stage I and II Lenses of this Project.

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8	Exploration

8.1	Stage I

Prior to the 2010 drilling campaign, exploration consisted of geological mapping to delineate the limits of the sedimentary rocks within the moat and drilling to determine grade and location of mineralization. Most of the Project area has been surveyed by airborne gamma ray spectrometry, though this work was not done specifically to enhance lithium exploration (PAEE URS 2010).

Survey work was completed prior to 1980 under Chevron. A collar survey was completed by LAC for the 2007-2008 drilling program using a Trimble GPS. At that time the NAD 83 global reference system was used. Comparing LAC’s survey work with that done by Chevron showed near identical results for the easting and northings, elevations were off by approximately 3 m and were corrected in order to conform with earlier Chevron work (PAEE URS 2010).

Downhole surveys have been performed on selected holes drilled after WLC-24. Those surveys indicate that holes are drilled vertically or very nearly vertical with the exception of hole (WLC 58) which was intentionally drilled at 70 degrees from horizontal.

Exploration work that commenced in January 2010 focused on further refining the local stratigraphy and ore grades within the deposits. This work has been done in the form of systematic drilling and is covered in detail in Section 9.1. The drilling (sampling) to date covers an area of some 50 hectares, measuring approximately 1000m EW x 500m NS.

In addition to drilling, LAC developed two test pits (WLT-01 and WLT-02) in January 2010. The purpose of trenching was to obtain large bulk samples for metallurgical testwork. Alluvium was removed via bulldozer and two 4.6 m trenches were dug into the clay deposits. A total of 15 samples were collected for assay. Intervals were selected to make a composite which would approximate the orebody. These composites were shipped to the Outotec GmbH facility in Germany for testwork

The topographic surface of the Project area was mapped by aerial photography dated July 6, 2010. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drillhole collars, spot-heights and ground-truthing were conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment.

Reserva believes that the exploration techniques used were appropriate and that the extent and grade distribution of the deposit is reasonably well addressed. Although some sample bias was detected earlier RC and Sonic drilling, as described in Section 8, the vast majority (96%) of the drilling was core drilling. Based on observation of the field and logging/sampling procedures, the samples are considered to be representative and of reasonable quality. Based on geological logging data, the location and attitude of several faults that offset the base of the deposit were determined and incorporated into the overall model. The data are adequate at this stage to adequately define the local stratigraphy and grade of the deposit for mineral resource estimate purposes. However, more geological data and modeling may be required to optimize excavation and mining operating protocols.

8.2	Stage II

The information in this section is based in part on the corresponding section of the URS report: NI 43- 101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley project, Humboldt County, Nevada, USA, effective date December 31, 2009.

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Exploration on LAC’s Stage II Lens deposit has consisted of geological mapping to delineate the limits of the moat volcaniclastic sedimentary rocks and drilling to determine the grade and location of mineralization. Some, if not most, of the area has been covered by airborne gamma ray spectrometry, but those data are not pertinent to exploration for lithium. There is no record of other exploration in the area. The Chevron database includes 283 core, RC, and rotary holes (25,781.8 m). Records indicate that 268 holes were drilled specifically to evaluate the lithium mineralization. The record is not clear, but it appears that of the 283 holes in the database, 223 are rotary holes (18,136.2 m), 52 are core holes (5,731.11 m) based on the “c” suffix on drillhole names, eight are reverse circulation holes (1,798.62 m), two are sonic holes (153.7 m), and seven are PQ-size core holes for metallurgical samples (233.5 m). In addition to those holes, 370 auger holes (902.5 m) were drilled. The reason for the auger holes has not been determined.

Claim surveying for the Chevron holes was performed by Tyree Surveying Company, Albuquerque, New Mexico and Desert Mountain Surveying Company, Winnemucca, Nevada (Chevron, 1980). According to Chevron (1980) both companies used theodolites and laser source electronic distance meters to survey the claims. Records indicate that both companies surveyed drill collar locations and it is presumed that the same instrumentation was used for those locations. The reported error was within 0.1515 m horizontally and 0.303 m vertically.

Additionally, LAC has drilled to date 38 diamond drill holes in the Stage II Lens. Collar surveying for the Stage II Lens drill holes was conducted by LAC using a Trimble GPS. The NAD 83 global reference system is used. LAC compared the locations of several points surveyed by Chevron and found that the easting and northing coordinates were more or less identical. The elevation, however, was found to have a systematic difference of 3.11 m. As a result, 3.11 m was subtracted from the GPS elevations to conform to the older surveys.

LAC surveyed the initial holes in the Stage II Lens campaign (SP-1, SP-2, SP-3, SP-4, SP-5 and SP-6); later, after drilling had been completed, holes SP-12, SP-14, SP-21 and SP-23 were also surveyed for down the hole deviations. LAC found that none deviated significantly from the vertical orientation. Prior work by LAC on the Stage I (PCD Lens) had indicated as well that there is little deviation of the holes from vertical, supporting the assumption of verticality of all other holes drilled in the Stage II area. GeoSystems International Inc. (GSI) accepts that the LAC and Chevron holes are vertical as a reasonable approximation, given the drilling conditions and the drill hole total depths.

GSI believes that the exploration techniques used were appropriate and that the extent and tenor of the deposits is reasonably well known. The data are adequate at this time to support inferred and indicated mineral resource categories, but additional drilling is required to adequately define the local stratigraphy and grade of the deposits in order to improve the confidence of the mineral resource estimate.

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9	Drilling

9.1	Stage I

9.1.1	Type and Extent of Drilling by LAC

The Stage I Lens (formerly known as the PCD Lens) has been explored for minerals since the 1970s. Exploration began with a focus on uranium found in the area, but switched primarily to lithium in the late 1980s when Chevron still controlled the mining interests. LAC drilled 51 core holes between 2007 and 2009 to expand on the Chevron work. These holes were drilled with the primary aim of defining lithium occurrences in and the geology of the deposit. Table 9.1 lists a summary of the holes drilled. The 37 core holes (WLC-01 thru WLC-37) were drilled specifically for assay and lithologic information. The five reverse circulation (RC) holes were drilled to compare drilling techniques. The RC method proved to produce biased assay results in the Stage I Lens area so the method was abandoned. Seven PQ-sized holes were drilled with the intent to provide samples for metallurgical testwork. Two sonic holes were drilled to test the drilling procedure. It was determined that, while the sonic drill worked well, the geologic definition was not comparable to traditional coring. For more historical information on drilling refer to Section 5 of this technical report.

Table 9.1: LAC Drillholes Provided in Current Database.

Drilling campaign	number drilled	Type	Hole IDs in database	Approx Total Meters Drilled	Used in current resource estimate
2007-2008	5	RC	TP-1, 2,3,6, 7.	707	no
2007-2008	37	HQ	WLC-01 thru WLC-37	4,950	yes**
2009	7	PQ	WPQ-1 thru WPQ-7	233	no
2009	2	sonic	WSH-01, -02	150	yes
2010-2011	161	HQ	WLC-40 thru WLC-200	13,219	yes**
* WLC 38-39 were not drilled
** Excepting drillholes WLC 180, 183 and 185

Note: Does not include drilling by Chevron

LAC initiated a carefully designed drilling campaign which commenced in January 2010 with the goal of further defining measured and indicated resource categories for lithium. An additional 161 drillholes were drilled (WLC-40 thru WLC-200). Figure 9.1 shows a plan view of drillholes in the Stage I Lens in UTM NAD 27 values. Only those drilled within the easting and northing extents on the map are shown; some drillholes to the north and east are not shown for simplicity.

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Figure 9.1: Plan View of WLC Drillholes in the Stage I Lens.

(Source: Tetra Tech, 2014)

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The latest drilling campaign began in January 2010 and concluded in June 2011. All core was logged by a geologist on-site who recorded hole ID, easting, northing, elevation, total depth and a lithologic description.

Assays for drillholes bored prior to January 2010 (WLC-01-WLC-37) had analytical work done by American Assay Labs (AAL) in Nevada. The data from AAL’s analytical work was not used in the model. These holes had assays for lithium repeated during the latest campaign. These re-assays, as well as all subsequent assays, were performed at ALS Minerals in Reno, Nevada. The assays included results for lithium, potassium and sodium and a suite of common elements of interest, while the re-assays were analyzed for lithium only. Samples selected for assay were chosen by the geologist based on lithology and color.

The drillhole spacing was prescribed by the geostatistical methods which included variography to determine optimal spacing for inclusion in Inferred, Indicated and Measured categories. The geologic model included intervals from holes WLC-01 thru WLC-200 (excluding WLC-180, WLC-183 and WLC -185) and WSH-01 and WSH-02 for a total of 197 holes and a total length of approximately 18,500 m. Chevron drillholes were excluded from consideration in the model. Please refer to Section 13.

All drillholes included in the resource estimate were drilled essentially vertically (88.8 to 90 degrees) with the exception of one hole (WLC-58). All mineralization thicknesses recorded in boreholes are treated as true thicknesses.

All core drillholes were drilled using standard core drilling techniques by Marcus & Marcus Exploration Inc. Holes WSH-1 and WSH-2 were drilled by Boart Longyear Company with a sonic drill. Core was stored in a secure workshop while being processed and then locked in CONEX containers or a warehouse after sampling was completed.

9.1.2	Accuracy and Reliability of Drilling Results

Based on field and core shack observations, the authors found no factors in the drilling techniques, core recovery and sample collection procedures that would materially affect the accuracy and reliability of the results. The procedures and methodologies are consistent with industry standards, and the data are considered to be acceptable for resource estimation purposes.

9.2	Stage II

The information in this section is based in part on the corresponding section of the URS report: NI 43-101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley project, Humboldt County, Nevada, USA, effective date December 31, 2009.

9.2.1	Drilling

Cuttings from rotary percussion drill holes drilled by Chevron in 1977 were analyzed for lithium. Those holes confirmed the presence of interesting grades of lithium hosted by a massive, green claystone within the moat sediment section.

Between 1979 and 1987 Chevron drilled a total of 34 rotary percussion holes, plus 227 core and RC holes for initial exploration, to develop lithium targets, and to conduct extensive metallurgical testing. These holes were drilled to test the thickness of the clays, to obtain samples of the clay for engineering analysis, and to further investigate the lithium resource potential. Results were encouraging with respect to the level and consistency of the lithium contained by the clays.

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LAC has recovered and re-logged some of the historical core. Of the total 283 holes that appear in the database, 227 have lithium assay data. There are indications that additional six holes were drilled, but there are no locations for those holes. The record indicates that 213 rotary percussion and 15 core holes were drilled to test the lithium mineralization between 1980 and 1984. The drill and sampling procedures were standard for the industry at that time.

A total of 38 additional HQ (63.5 mm) diameter core holes were drilled by LAC in the Stage II Lens area during 2009 (Figure 9.2). Two of the Chevron core holes, MC-84-81C and MC-84-90C, were re-analyzed by LAC during the 2009 campaign, and thus have grades for all four elements of interest, Li, K, F, and Na.

Core or diamond drilling provides better geological information and quality of sample compared to percussion and RC methods. SRK agrees with previous recommendations that only core drilling should be used for these deposits. Although reverse circulation (RC) drilling can reduce drilling costs, at PCD RC drilling was shown to produce biased assay results. LAC did not drill any RC holes on the Stage II Lens.

9.2.2	Logging

Chevron core was collected from the drills twice a day and descriptively logged by geologists at Chevron’s field camp. Chip samples from rotary drills were logged at the drill. Two composite samples were collected every five feet and bagged. The geologist logging the hole made a chip board at the drill site. The chip boards consisted of drill cuttings glued to a 1-inch x 4-inch board whose vertical scale was 1in = 10ft. Lithological logging of both core and chip samples stressed lithologic units, their contacts, mineralization, alteration and brecciation.

LAC core was collected at the end of each shift and transported back to the Orovada field office. Core was cleaned and logged for lithology, oxidation, alteration, and core recovery. All core was photographed with high resolution digital cameras, and the samples were stored in a lockable steel storage container.

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Figure 9.2: Stage II Lens Drill Hole Location Map.

(Source: Tetra Tech, 2014)

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10	Sample Preparation, Analysis and Security

10.1	Stage I

ALS Minerals (ALS) of Reno, Nevada, was used as the primary assay laboratory for the LAC Stage I Lens drill program. ALS is an ISO 9001:2000 certified laboratory and an ISO/IEC 17025-certified Quality Systems Laboratory, and participates in the Society of Mineral Analysts round-robin testing. The quality assurance-quality control (QA-QC) protocols used during the Stage I Lens sampling and analytical program were developed by Dr. Barry Smee of Smee & Associates Consulting Ltd, an international specialist in QA-QC procedures who is familiar with the requirements of NI 43-101. Mr. Timothy Carew evaluated the QA-QC procedures used during the program.

10.1.1	Sample Preparation

After the drilled core was brought to the core shed from the field, the boxes of core were logged, photographed, cut and sampled by LAC employees and consultants. The length of the assay samples is determined by the geologist by lithology and averaged 1.46 m. The core was cut in half with diamond blade saws and the right half bagged for sampling. For duplicate samples, one half of the core is cut in half again and the two halves are bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. The samples were picked up by ALS in trucks that arrive from Winnemucca or were delivered to ALS in Winnemucca or Reno by WLC employees.

LAC submitted a total of 11,157 samples from the Stage I area to ALS, of which 9,884 were mineralized samples. Randomly inserted in the sample stream were 1,273 QA-QC samples, which represent 11 % of the total assays. The QA-QC samples include blanks to test for contamination, high and low grade lithium standards to test for accuracy and duplicates to test for precision.

At ALS, the samples were dried at a maximum temperature of 60°C. The entire sample was then crushed with a jaw crusher to 90% passing a ten mesh screen. Nominal 250 gram splits were taken for each sample using a riffle splitter. This split is pulverized using a ring mill to 90% passing a 150 mesh screen. These preparation procedures were deemed appropriate by Mr. Carew for the mineralized material from the Stage I Lens.

A flowsheet documenting the sample preparation through to analysis is presented in Figure 10.1.

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Figure 10.1: Sample Preparation Flow Diagram

(Source: Tetra Tech, 2014)

10.1.2	Analysis

Inductively coupled plasma mass spectroscopy (ICP-MS) combined with atomic emission plasma spectroscopy (ICP-AES) are used to provide sensitive analytical capability. This combination is used to provide high precision analyses for precious metal exploration and reconnaissance programs. SRK deems these methods to be appropriate and applicable to the Stage I Lens drill samples.

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Following standard four-acid digestion, ALS’s ME-MS61 analytical package initially analyzes the samples using ICP-AES to ensure that elevated metal concentrations were not present which would interfere with ICP-MS analyses. Along with a full geochemical suite, this method was used to analyze the three elements of commercial interest to the Project: lithium, potassium and sodium.

10.1.3	Density

LAC submitted 25 core samples from the Stage I Lens program to ALS for density determination. Density was measured by two methods: 24 samples were tested using the paraffin-coated method (ASTM Designation C914-95), while one sample was tested using the method described in ASTM C127- 04, a test for aggregate materials. Both are standard methods. The material was weighed, the weights recorded and then the samples were dried at 75º C for 24 hours. The dry material was weighed again and the weight recorded. A rock density test was then performed on the dry material using a wax immersion procedure. Table 10.1 shows the dry density values that were used in the resource model.

Table 10.1: Average Density Values Used in the Resource Model

Lithology	Average of Density Determination (tonnes per m3)
Alluvium	1.52
Claystone	1.79
Basalt	2.51
Volcanic rocks	1.96

Note that dry density is the standard reference for density measurements for industrial minerals.

10.1.4	Quality Control

The QA-QC protocol included analyses of blank, duplicate and standard samples.

The QA-QC program was set up so that at least 10% of all samples were checks or tests against the laboratory assays. ALS analyzed samples in batches of 40, with six of those samples being ALS standards and controls. In addition, LAC randomly inserted two standards (one low grade and one high grade lithium), one duplicate and one blank in every 34 samples. Approximately 12% of all LAC samples were QA-QC checks.

Adhering to the QA-QC program developed by Dr. Smee (2010), LAC identified a small number of assay samples from ALS that were below the criteria established within acceptable limits. These QA-QC elements included core sample duplicates; high and low grade standards for lithium and blanks of dolomite. The pulps or coarse rejects of these 76 samples were re-tested and analyzed by ALS, including an average of 10 samples above and below the questionable result. ALS compiled reports and found that there were a few samples that were mislabeled by the lab. Certificates were re-issued by the assay company to correct for the sample switches. Generally, the remaining QA-QC samples delivered assay results that were similar to the original results, which indicate possible errors in sampling, handling and processing. In total, 6% (76 of 1,273) of the QA-QC samples did not conform to the established criteria.

During the QA-QC process undertaken by LAC, an error was observed in the high grade lithium standards where 17% of the standards had a higher ppm rate than was expected by three standard deviations (SD). ALS began using a new higher grade lithium standard to compensate for the

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discrepancy. LAC re-assayed the highest 16 lithium values for drillholes WLC-01 through WLC-37 and WLC-40 through WLC-200. Similar samples were sent to both ALS Reno (for a blind repeat test) and Activation Laboratories (Actlabs), Ancaster, Ontario, Canada, for lithium analysis. Of the 16 re-assays, 14 had lower and two had higher lithium values, with the largest difference being 11% less. The overall difference of the original and the repeat assay values for ALS was lower by 5%. The difference between the ALS re-assays and Actlabs was 3% lower. Dr. Smee concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards.

As an added QA-QC measure, Actlabs was chosen to run assays on duplicate pulps produced by ALS for comparison to ALS assay results. A total of 112 random pulp samples were sent to Actlabs in April 2011. The data analyzed by Dr. Smee was found to comply with industry standards, being within 3% of the assay values returned by ALS.

Blank Samples

Blank samples composed of dolomite were used to check for possible contamination during sample preparation and analysis. The dolomite was chosen because it is known to have low lithium content and is therefore a good indicator of contamination from one sample to another during crushing and assaying. The raw dolomite is not an established laboratory standard and was obtained from a mine in Winnemucca, Nevada. The warning limit of 100 ppm was determined by Dr. Smee as five times the average concentration of the blank of 20 ppm lithium. There were 314 blanks analyzed for the Stage I program or approximately 3% of the total number of assays sent for analysis. Sixteen blank samples reported anomalously high lithium. All non-conforming samples were submitted for re-run.

The practical detection limit for both ICP-MS and ICP-AES was reported at 0.2 ppm by the lab. Since the range of lithium values that LAC considers to be the low range of economic interest (1,000 to 2,000 ppm) is 10 to 20 times the practical detection limit, SRK does not consider this to be a significant issue. Figure 10.2 shows blank assay results against lithium values represented on the y-axis. Non-conforming samples (i.e., those above the red 100 ppm limit line) were re-analyzed by ALS. These results were found to be accurate.

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(Gray line indicates the warning limit for lithium)

Figure 10.2: Lithium Concentration of Blanks

(Source: Tetra Tech, 2014)

Five percent of the blanks (16 of 314 samples) were above the LAC QA-QC warning limit. The samples were re-run by ALS and, again, determined to be accurate values. High values may indicate contamination in the crushing process or an anomalously high concentration of lithium in the given sample. SRK considers the amount of contamination suggested by the blanks analyses to be acceptable.

Duplicate Samples

Pulp samples for duplicate analyses were prepared in an identical manner as the non-duplicate samples. A total of 316 sets of duplicates were submitted “blind” to ALS. The lithium concentrations for these duplicates are shown in Figure 10.3.

Duplicate samples provide information about the precision of the sampling and analytical procedure. Precision can be estimated by calculating the average relative error of the duplicate pairs. LAC considers the duplicate assay precision to be inaccurate if the average relative error between two duplicate samples is 500 ppm or more.

Twenty-two outliers (7% of the duplicate sets) did not meet the relative error criteria and were re-examined by ALS. The re-analyzed values were within 5% of the original value. Poor duplicate replication can indicate lack of precision in all phases of the sampling procedures. Potential causes include errors introduced during sampling (i.e., mislabeled sample, splitting) or during analytical testing.

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Note: The heavy blue line represents 1:1 equivalency. The thin line is a linear regression curve that shows near 1:1 equivalency for all duplicate pairs.

Figure 10.3: Lithium Content of Field Duplicates

(Source: Tetra Tech, 2014)

Overall, duplicates show good correlation to original samples.

Standards

Two standards consisting of lithium-bearing clays from the Project area were used for the Stage I Lens drilling program: a low-grade standard (LG) with a certified value of 3,526 ppm lithium, and a high-grade standard (HG) with a certified value of 4,470 ppm lithium. These values were based on round-robin results from four analytical laboratories: Kappes, Cassiday & Associates, Reno, NV; ALS Minerals, Reno NV; Acme Labs, Vancouver, British Columbia, Canada; and ActLabs, Ancaster, Ontario, Canada.

To certify the low and high grade standards, a round-robin was completed in June 2010 in which ten standards of each grade were sent to six labs for testing. The resulting assays were analyzed and calculated to determine an average lithium, potassium, sodium and fluorine value for each standard. The results from two of the labs, seen as two clusters at bottom left in Figure 10.4 were discarded because they were not deemed to be compatible with the analytical methods employed. The average of the four labs that gave similar analytical results was used to calculate the certified values.

Three hundred and nine LG and 320 HG standards, representing 6% of the entire sample program, were inserted randomly into the sample stream to evaluate analytical accuracy. These standards were used in the Stage I Lens exploration work and show lithium data to be reasonably accurate. Figure 10.4 and Figure 10.5 show laboratory performance with respect to the two standards.

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Note: As determined by four labs (round robin) on the left and by ALS on blind standards inserted in drill sample batches (lab data) on the right.

Figure 10.4: High Grade Standard Results with Lithium Round Robin Data

(Source: Tetra Tech, 2014)

By identifying results that deviate more than three standard deviations (SD), ALS has developed in-house controls to better evaluate the lithium samples. Figure 10.4 shows that the data was trending below the 3 SD line at the beginning of the program. By identifying these samples that deviate with the WLC QA- QC program and having ALS re-analyze them, the assays became more accurate. In the middle of the program, the assays began to drift above the +3 SD line. The upward drift has been corrected by introduction of a new higher grade lithium standard that ALS has recently inserted into their QA-QC program. The low grade lithium standard did not drift above and below the 3 SD lines because the lithium ppm of the standards that the laboratory used was close to LAC lithium standards from the beginning.

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Note: As determined by analyses by four labs (round robin) on the left and by ALS on blind standards inserted in drill sample batches (lab data) on the right.

Figure 10.5: Low Grade Standard Results with Lithium Round Robin Data

(Source: Tetra Tech, 2014)

10.1.5	Discussion of QA-QC

When samples that deviated from the accepted criteria were identified, these samples as well as a batch of 10 to 20 samples that are run before and after that sample, were re-analyzed to check for accuracy. Samples were re-analyzed using the pulps or coarse rejects that had been securely stored at the ALS warehouses in Winnemucca or Reno. Re-analysis values generally reported similar lithium ppm results compared to the original assay values with a margin of difference between zero and ±10%.

The LAC QA-QC program used standard samples obtained from the Project area, duplicate pulp samples and laboratory blanks to determine the precision and accuracy of the laboratory results. Dr. Smee monitored the data throughout the Stage I Lens drilling program. A final review of the data was performed by Dr. Smee on August 20, 2011 and he concluded: “The Kings Valley analytical data appears to conform to the requirements of NI 43-101 Best Practices. The Li data is accurate and free from contamination. The sampling precision is within Industry Best Practices expectations.”

SRK reviewed the data and concurs that both the precision and accuracy of lithium analysis for the Stage I Lens are acceptable.

The total number of blank, duplicate and standard samples analyzed by the laboratory was 11% of the total samples assayed. There are additional checks that are being recommended for future drilling programs. These include:

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●	Check coarse duplicates (after first crush, usually -10 mesh material)

●	Send pulp and coarse duplicates to a second laboratory

●	Add a standard in the 1,500 to 2,500 ppm Li range (to ensure adequate accuracy around the presumed economic Cut-off grades)

●

Add of a potassium standard (obtained from the Stage I area) Finally, SRK recommends that the protocols and procedures for QA-QC are compiled and made part of an overall QA-QC document for the Project, to include field sampling practices, sample preparation and assaying protocols, laboratory QA-QC and database validation.

10.1.6	Security

LAC stores core from their drill program in a secure core logging/sampling facility that is locked when authorized personnel are not present and until they are shipped to the assay laboratory.

LAC security employed during the drilling program is considered adequate and meets industry standards. The possibility of significant tampering with samples while in the custody of LAC was unlikely because of the amount of lithium required to significantly change the tenor of core or cuttings samples. SRK recommends that all future sampling programs employ an expanded sample security protocol that includes formal chain of custody documentation. The security procedures should be part of a larger QA-QC program to ensure consistent practices along the entire sequence of processes, from the field to the building of the electronic database.

10.2	Stage II

Most of the information presented in this section is based on the corresponding section of the URS report: NI 43-101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley project, Humboldt County, Nevada, USA, effective date December 31, 2009. The text has been standardized and updated for this report.

10.2.1	Sample Preparation – Chevron

Few records of sample preparation procedures exist for the project. Hand-written notes indicate that core was split and one-half was archived. The other half was crushed in a jaw crusher and then split “until a single representative sample bag” was obtained. The mass of the sample is not specified. The remainder of the split was retained in labeled bags.

Chip samples were split and one-half retained. The second split was prepared as above. The mass or granulometry of the final analytical split is not specified nor has AMEC located records of those data.

Details of crushing, splitting, and pulverization are not provided. During the time covered by this Cone Geochemical Inc. (the primary analytical laboratory) routinely dried the samples at 120oC, crushed to 10#, split 150 g minimum with a riffle splitter, and pulverized to 150 # with a steel ring and puck mill unless otherwise directed by their customer. There is no record of variance from this procedure for these samples.

The record suggests that sample splitting and bagging was performed by Chevron employees and that the entire sample was sent to the analytical laboratory for final preparation and analysis. There is no indication in the record that company employees were involved with final sample preparation.

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10.2.2	Sample Preparation – LAC

LAC used ALS Chemex (ALS) of Reno, Nevada as their primary assay laboratory for their Stage II Lens 2009 drill campaign. ALS is an ISO 9001:2000 certified laboratory, also an ISO/IEC 17025-certified Quality Systems, and participates in the Society of Mineral Analysts round robin testing.

Sample preparation at ALS begins with drying the sample at a typical 110-120°C. Then, the entire sample is crushed with a roll crusher to 90% passing -6 #. A nominal 250 g split is taken using a riffle splitter, which is pulverized using a ring mill to 90% passing -150 #. These preparation procedures are deemed appropriate for the mineralized material from Stage II Lens.

10.2.3	Analysis – Chevron

Samples were analyzed for Li at Cone Geochemical, Inc. (Cone) and Skyline Labs, Inc. (Skyline) by dissolving 0.1 g of sample in boiling HF-HNO3-HClO4 boiled to dryness. The residue was then dissolved in 6N HCl, diluted to 100 ml with H2O, and read on an atomic absorption spectrometer (AA). This four acid digestion is an industry standard procedure. Skyline experimented with a number of other procedures, but the record indicates that they used the four acid digestion followed by AA determination as the primary analytical procedure. In most cases, Li was reported as ppm, but in some cases, Li2O was reported as percent. In the database, Li2O was converted to Li (ppm).

A small number of samples were analyzed for As, Sb, Au, Ag, Zn, Mo, and MgO. Arsenic, Antimony and Au were determined by digestion in aqua regia followed by AA. Mo, Zn, Ag, and MgO were determined by four acid digestion followed by AA. These are standard analytical procedures.

There were no available certifications for Cone and Skyline at the time the work was performed; however, both labs were well respected and widely used by the mining and environmental industries.

10.2.4	Analysis – LAC

ALS used Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) combined with conventional atomic emission plasma spectroscopy (ICP-AES) to provide extended sensitivity analytical capability. While originally designed for very low, geochemical assays for metal exploration and reconnaissance programs, GeoSystems International Inc. (GSI) believes that these methods can be applied to the Stage II Lens samples.

After a 4-acid digestion, ALS’s ME-MS61 analytical package initially analyzes the samples using ICP-AES to pre-screen them, ensuring that no elevated metal concentrations are present. Elevated metal concentrations (defined as >1% of an individual base metal, or >3% cumulative) cannot be introduced to a plasma mass spectrometer without causing cross contamination. Samples showing elevated metal concentrations are not analyzed by ICP-MS but will only have ICP-AES data reported. Along with a full geochemical suite, this method was used to analyze three of the four elements of interest to the Stage II Resource Estimate, lithium, potassium, and sodium. Several other elements were also analyzed and reported, but they are beyond the scope of this technical report.

Fluorine was analyzed with a specific fusion method, which uses sodium carbonate and potassium nitrate to solubilize it in an alkaline environment to prevent volatilization. The method was calibrated differently depending on the concentration: ALS’s F-ELE81a method is used when the concentration of F is less than 20,000 ppm; F-ELE82a is used for F concentrations greater than 20,000 ppm. Both methods are standard for the industry.

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10.2.5	Density

LAC submitted 26 core samples from the Stage II Lens to ALS Chemex in Reno Nevada for density determinations. Density was determined by two methods; 21 samples were tested using the paraffin coated method (ASTM Designation C914-95), while one other sample was tested using the method described in ASTM C127-04, test for Aggregate materials. Both are standard methods. The remaining 4 samples were lost due to disintegration when applying the wax coat or when hydrating.

The material received was weighed, the weight reported and then dried at 75°C for 24 hours. The dry material was then weighed again and the weight reported. A rock density test was then completed on the dry material using a wax immersion procedure. Table 10.2 shows the in-situ dry density values used in the resource model.

Table 10.2: Density Data Used for Resource Estimation.

Unit	Average Density Value (t/m3)	Density Value used in the Resource Model
Alluvial	1.52	1.52
Claystone Average	1.95	1.96
Ash Average	1.99
Fang. Average	1.91
Silicified	1.94
Bedrock Average	2.23	2.23

Density determinations were performed using standard procedures and are adequate for resource estimation. GSI recommends, however, that additional density data be collected during the next round of drilling.

10.2.6	Quality Control – Chevron

AMEC found four duplicate samples analyzed by Cone in the data provided. Those results suggest that the precision was adequate, but there are insufficient data to reach any meaningful conclusions.

Otherwise, no independent quality control measures were in place. During this time period, Cone normally analyzed a single duplicate sample and a single standard sample in each analytical batch, but those data were not routinely provided to their customers and are thus not part of the record of this project.

These are the only results that can be identified as quality control results. This is typical of the time period although it was normal to send a number of samples to a second laboratory specifically for check assays. Relative to current industry standards, quality control for the Chevron analytical work on this project was substandard. The results were verified by drilling three twin holes in the PCD lens and comparing Chevron grades to LAC grades (see Section 10.2.8). Also, GSI compared globally the Chevron Li grades to the LAC grades globally for the claystone unit in the Stage II Lens, and found no significant differences.

10.2.7	Quality Control - LAC

Quality assurance-quality control (QA-QC) by LAC consists of standard samples, blank analyses, and duplicate analyses. Duplicate analyses were performed on pulp samples at ALS. Those samples were prepared and analyzed in the same batch as the original sample.

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Blank Samples

Blanks are used to check if there is any possible contamination during sample preparation and analyses. There were 41 blanks analyzed for the 2009 Stage II Lens campaign, about 3% of the total number of assays sent for analysis.

There are some slightly anomalous values for Li when a practical detection limit 10 times the nominal detection limit is defined, in this Case 20 ppm. This value is also very close to the average Li value of all 41 blank samples. Given the range of values for Li that are considered mineralized is 50 to 100 times the returned Li values, GSI does not consider this to be a significant issue. Figure 10.6 shows the results of the Lithium Blanks.

Figure 10.6: Blanks, Lithium.

(Source: Tetra Tech, 2014)

GSI concluded that the blank samples appear to indicate that there is little, if any, contamination in the analytical process, and considered results from the blanks to all be acceptable.

Duplicate Samples

Duplicate samples were run from the same pulps as the original assay. They provide information about the precision of the analytical procedure. Precision can be estimated by calculating the relative error of the duplicate pairs:

Relative Error

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The cumulative frequency of the relative error (RE) is generally calculated for samples containing more than 20 times the laboratory-reported detection limit. Samples near the detection limit tend to result in high relative errors due to their low values. The 80th and 90th percentile relative error are reasonable measures often used to estimate precision. Table 10.3 shows both RE percentiles for all samples and for the four elements of interest, Li, K, F, and Na.

Table 10.3: Relative Errors from duplicate samples, Stage II Lens LAC drilling.

Element	80th Percentile RE (%)	90th Percentile RE (%)
Li	±11.1%	±13.1
K	±10.6%	±14.2
F	±15.3%	±19.5%
Na	±18.2%	±22.2%

Figure 10.7 shows the cumulative data frequency vs. RE for Li. GSI considers that the results from the duplicate samples are acceptable for Li and K, the two main economic drivers of the project; the precision of F and Na is lower than desired.

Sodium is not a major project driver, nor is the relative lack of precision of its samples (compared to the other elements) expected to impact project economics. In the Case of F, it does impact metallurgical processing. GSI believes that the relative low precision of the F samples is more related to the use of different methods in the analysis. Also, as shown in Section 13.2, Li and F have a very strong positive correlation, which suggests that the F sampled values could be checked or calibrated stochiometrically from Li values. The strong correlation suggests that the only source of F appears to be the same hectorite clay.

Figure 10.7: Cumulative Relative Error (%), Lithium.

(Source: Tetra Tech, 2014)

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Standards

LAC used two standards from Li-bearing clays found in the project area, one whose accepted value is 3,379 ppm Li, and the other 4,217 ppm Li. Those standards were used in the 2009 exploration work of the Stage II Lens and show that the Li data are reasonably accurate. Figure 10.8 and Figure 10.9 show the laboratory performance with respect to the two standards. Note that there is only sample (G911056) that is significantly lower than the standard, which was sent to reanalysis.

Figure 10.8: LAC Standard Li-3379, Stage II Lens assays.

(Source: Tetra Tech, 2014)

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Figure 10.9: LAC Standard Li-4217, Stage II Lens assays.

(Source: Tetra Tech, 2014)

10.2.8	Discussion of QA-QC

QA-QC for the Chevron data is substandard relative to current best practices. However; twin holes drilled by LAC at PCD largely confirmed the location and tenor of the mineralization; also, estimating the resources using ordinary kriging and the Chevron holes compared to the LAC holes only result in very similar estimates; in GSI’s opinion, this validates at least globally that the Chevron data are adequate to use for future resource work.

LAC QA-QC utilizes standard samples, duplicate samples, and blanks to check the precision and accuracy of the laboratory results. GSI believes that both the precision and accuracy of Li and K analyses for the Stage II Lens is adequate. Likewise, the F and Na analysis are deemed adequate for resource estimation, although further improvements to increase data precision are suggested.

The total number of check samples analyzed by the laboratory was about 8% of the total samples assayed. There are additional checks that are being recommended for future drilling at the Stage II Lens, including checking coarse duplicates (after first crush, usually -10 # material); and sending pulp and coarse duplicates to a second laboratory. Adding also a standard in the 1,500 to 2,500 ppm Li range would allow ensuring adequate accuracy around the presumed economic cut-off grades, as well as adding standards for K and F, at least, all from moat sediment material from the same McDermitt caldera.

Finally, GSI recommends that the protocols and procedures for QA-QC be written down and made part of an overall QA document for the project, to include field sampling practices, sample preparation and assaying protocols, laboratory QA-QC, and database validation.

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10.2.9	Security

Chevron

GSI is not aware of any security measures for samples from this project. Based on the time-frame in which the data were collected, it is reasonable to suspect, as AMEC did, that no formal security measures were in place. Because Li occurs in relatively high concentrations and the generally unavailability of Li compounds that could be used to tamper with the samples, AMEC believed that tampering with the samples was unlikely, and GSI agrees that this conclusion also applies to Stage II Lens material.

LAC

LAC stores core from their drill program in a lockable core logging/sampling facility that is locked when no one is present. Samples are stored in a locked facility until they are shipped to the assay laboratory.

Discussion

Security during the Chevron drill programs was typical for the time period. LAC security is adequate. The possibility of significant tampering with samples in the custody of Chevron or LAC is unlikely because of the amount of Li required to significantly change the tenor of core or cuttings samples. GSI recommended that all future sampling programs have a rigorous sample security, including formal chain of custody documentation. This document should be part of a larger QA-QC document, to ensure consistent practices along the entire sequence of processes, from the field to the building of the electronic database.

10.2.10	Qualified Person Statement

The Qualified Persons are of the opinion that the sample preparation, security and analytical procedures for the drill data for Stage I and Stage II areas are adequate for the inclusion in resource estimation.

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11	Data Verification

11.1	Stage I

11.1.1	Data Verification Procedures

For resource estimation purposes Mr. Timothy Carew compiled an assay and lithological database from assay compilations and summary geological logs supplied by LAC, in spreadsheet format. LAC maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags (Sample ID) stapled into the core boxes. LAC also maintains a master chart to track and manage QA-QC samples, the data provided to Mr. Carew was excerpted from this database. Mr. Carew obtained the certified assay certificates for a sample of 10% of the assay intervals, chosen at random, for comparison with the assay data imported into the resource database. No discrepancies were noted in this comparison exercise. Only a relatively small number of inconsistencies in intervals in the import and data validation process were detected, which were well below 1% of the total intervals and were corrected with LAC.

11.1.2	Drill Core and Geologic Logs

Mr. Carew has reviewed the LAC drill core and logging procedures and found them to be adequate for this study. Some inconsistent and duplicate geologic codes were discussed with LAC and rectified through the use of standard codes, both in ongoing logging and retroactive modification.

11.1.3	Topography

The topographic surface utilized in the estimate was provided by LAC in 3D DTM and contour format (DWG), and was based on aerial photography dated July 6, 2010. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drillhole collars, spot-heights and, ground truthing was conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment. A comparison of surveyed collars to the topography DTM highlighted inconsistencies for a small number of collars, which were investigated and rectified in conjunction with Mr. Rowe.

11.1.4	Verification of Analytical Data

Mr. Carew has not undertaken any verification of analytical data in the form of independent samples.

11.1.5	Data Adequacy

Based on the various reviews, validation exercises and remedies outlined above, Mr. Carew concluded that the data provided was adequate for use in the resource estimate.

11.2	Stage II

Extensive verification work was undertaken by AMEC (AMEC, 2008), including comparison of lithological/assay data to original documentation, and independent sampling that confirmed the presence and general grade of the samples. Mr. Rossi (GSI) did not consider it necessary to repeat the process for the Stage II Lens, as it is part of the same deposit and it was surveyed using the same equipment and resulted in the same general conclusions with respect to the Chevron holes as

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for Stage I Lens. Mr. Rossi (GSI) reviewed this information and concluded that the data for Stage II lens was adequate for the use in the resource estimate.

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12	Mineral Processing and Metallurgical Testing

12.1	Stage I

12.1.1	Introduction

LAC has continued process development, including bench and pilot size programs for major unit operations, and verification for lithium extraction from the Lithium Nevada clay deposits and advanced the previous work reported in the PAEE (URS 2010). The process was originally based on the USBM work in the McDermitt caldera reported in 1988. The metallurgical testwork commissioned by LAC for the 2012 prefeasibility study (Tetra Tech 2012) included programs specific to calcination and the evaporative crystallization process.

Following size reduction, the thermal ore preparation process involved calcining the ore mixed with anhydrite and dolomite to convert the silicates to sulfates for leaching. Recoverable metals included lithium, potassium and sodium. The calcine was leached in water recovering the sulfates to solution.

The wet recovery process included evaporation and crystallization stages to recover potassium and sodium as sulfates along with lithium as a carbonate, a material suitable for battery manufacture.

The 2012 prefeasibility study (Tetra Tech 2012) has concluded that it would be necessary to perform a continuous small pilot scale operation. Owing to this recommendation, LAC has proposed to build a demonstration plant to prove the process and demonstrate continuous production for the manufacture of battery grade lithium carbonate from the hectorite clay. LAC contracted with URS and K-UTEC Salt Technologies (K-UTEC) to prepare a report titled: Western Lithium Demonstration Plant Basic Engineering Report, dated December 2013.

The demonstration plant was initiated in 2014. The ongoing metallurgical testwork has determined that additional specific engineering work will be required to optimize the front end of the process to produce a clean and concentrated lithium brine on a commercial scale. As a result of the recent metallurgical testwork findings and technological advancements in producing lithium compounds from brines, LAC has determined that its prefeasibility study completed in March 2012 (Tetra Tech 2012) is no longer current and LAC will no longer be relying on the study for its project development planning.

Section 12.3 provides a summary of the additional testwork, which has been done after the release of the 2012 prefeasibility study (Tetra Tech 2012).

12.1.2	Metallurgical Testwork

Hazen

Hazen Research, Inc. (Hazen) in Golden, Colorado was contracted by LAC to continue process development, define process parameters for calcining and Li2CO3 production, and adapt the process to semi-continuous operation.

The work was performed in two phases. Phase I explored bench-scale kiln operating parameters, investigated purification concepts including ion exchange, and provided recommendations for scale-up to a semi-continuous process. The objective of Phase II was to incorporate the results from the Phase I work and produce 1 kg of lithium carbonate.

Phase I

Testwork was performed on samples of oxidized and unoxidized mineralized material from drillholes WLC-13 and WLC-20.

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Twenty-eight rotary kiln experiments and accompanying leaches were performed to examine optimal temperature, residence time, gas environment, powdered versus pelletized feed and reagent blend ratios for lithium recovery.

Two fluid-bed calcining experiments were performed for comparison with rotary kiln results.

An investigation to identify a suitable ion exchange (IX) resin for purification of the Li2CO3 product was completed.

Two mineralogical evaluations were undertaken.

Results were reported in the report entitled Phase I Lithium Recovery Pilot Plant Development, Hazen Project 11103–07, issued June 13, 2011.

Phase II

The samples for this work were obtained from test pit WLT-02 located in the south end of the McDemitt caldera near the reserve defined in this study, (K-UTEC Sample, December 7, 2011).

Semi-continuous pilot calcination was conducted at 1000°C for 45 minutes on a mixture of one-part ore to 0.4 parts each of anhydrite and dolomite. Leaching was conducted at 90-95°C for a retention time of one hour. Ion exchange was utilized to remove calcium from the brine. Potassium and sodium were evaporated to glaserite prior to Li2CO3 precipitation with Na2CO3. Purification of the Li2CO3 was accomplished by repulping and CO2 dissolution, a step considered unnecessary in the final flowsheet.

K-UTEC

Laboratory-scale testwork to verify and advance the LAC wet recovery process was performed at K-UTEC AG Salt Technologies, Sondershausen, Germany (K-UTEC). Three phases of work were commissioned by LAC: Phase One performed process verification on synthetic brine, Phase Two verified the Phase 1 work on calcined ore (by Outotec) from the deposit, and Phase Three provided design parameters, a mass balance and capital and operating cost estimates for the wet plant.

Based on the K- UTEC test results, overall recovery of the metals is 87.2% Li, 77.7% K and 82.7% Na.

CICITEM

LAC engaged Centro de Investigación Científico Tecnológico para la Minería (CICITEM) at the University of Antofagasta in Chile to develop baseline information of phase diagrams for the crystallization process that included the separation of sodium and potassium sulfates from lithium sulfate.

The results of the CICITEM work are published in Potassium Sulfate Recovery Process from Li2CO3 “Barren Solution,” Without Addition of Potassium Chloride – Phase 1 of Test Work Program, dated July 27, 2010.

Additional flowsheet development is based on this testwork performed on simulated lithium barren solutions. A review of this testwork by URS suggests the flowsheet can be simplified to remove the acidification step following Li2CO3 precipitation.

Outotec

Outotec GmbH, Oberursel/Frankfurt am Main, Germany (Outotec) was commissioned by LAC to perform advanced granulating and calcining tests utilizing a laboratory fluidized bed calciner. Additional granulation testwork was performed confirming the ability of the granules to maintain

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integrity through the calcination process. The tests confirmed a fluidized bed unit is suitable for the WLC Kings Valley process; the results indicated the recovery of lithium in the subsequent leach circuit was seven points lower than that achieved utilizing a rotary calciner. LAC elected to advance the project incorporating a rotary unit. A portion of the calcine generated in the testwork was forwarded to K-UTEC for the Phase II testing.

12.1.3	Other Factors

Confirmation of the required addition of anhydrite and dolomite per tonne of ore to achieve design product recovery is recommended for the next phase of the project.

Verification of the suitability of coal for direct-firing the calciner and quantification of the associated energy requirements is recommended for the next phase of testwork.

Analysis of the calciner off-gas from the coal-fired calcining tests is recommended to provide a basis for treatment requirements.

Identification of corrosive gases from the calcination process in the testwork to date suggests future work to quantify the content and volume of gas flows for materials selection in calcining equipment and gas-handling ductwork.

Confirmation of the revised flowsheet that does not incorporate the acidification step is recommended.

12.2	Stage II

LAC engaged KCA in 2009 to undertake experimental laboratory work with the goal of studying a thermal process for extracting lithium from lithium-bearing clays obtained from the Lithium Nevada deposit in Nevada. The basis of the testwork is derived from prior work completed by the USBM in 1988 and from the experience of KCA personnel.

The findings of the KCA testwork program were the basis for the process design criteria and are described in detail in Section 16 of URS’ Technical Report: NI 43-101 Technical Report Preliminary Assessment and Economic Evaluation, Kings Valley project, Humboldt County, Nevada, USA, effective date December 31, 2009.

Overall, the process originally proposed by the USBM to extract lithium from the lithium bearing clays described above was proven to be viable. The metallurgical samples taken seem representative of the material being tested. While KCA performed the metallurgical tests on material from the Stage I Lens, GSI believes that the previous USBM and the mineralogical similarities between the Stage I and Stage II lenses are a reasonable basis for assuming that Li-rich clays from the Stage II Lens could be beneficiated in a similar manner. Therefore, it is reasonable to assume that this Stage II Lens estimate indeed qualifies as a resource. However, further metallurgical testing, specific to Stage II Lens clays, would be necessary to estimate mineral reserves and perform economic analyses.

The process development work conducted under Stage II has been superseded by technologies advanced in the Stage I development program.

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12.3	Post 2012 Technical Report Testwork

Additional testwork, which has been done after the release of the 2012 prefeasibility study (Tetra Tech 2012), is summarized further in this section.

K-UTEC

Lithium carbonate precipitation and purification with carbon dioxide were conducted at K-UTEC AG Salt Technologies, Sondershausen, Germany. The purified brine used for lithium carbonate precipitation was generated during a pilot run by Kappes, Cassidy & Associates (KCA) in Nevada, USA.

IBUtec

Calcination pilot testwork has been successfully conducted at Hazen and KCA from 2010 to 2011. However, all of these runs were conducted in an indirect fire with electric rotary kiln. In a commercial plant, it is common to use a direct fire rotary kiln with natural gas or coal. In order to confirm the behavior of Lithium Nevada lithium clay in a direct fire kiln, a lab testwork and pilot run were conducted at IBUtec in Weimar, Germany in 2013. One-ton of representative clay material was shipped to IBUtec for the testwork.

The lab testwork was conducted with a muffler furnace and Carbolite kiln, which is a semi batch kiln apparatus and more compatible to a rotary kiln than a muffle furnace. The lab testwork was to familiarize the material and check temperature-residence-time behavior and burnability of materials. The pilot runs were carried out using a direct heated kiln of 0.3 x 7 m with natural gas.

The calcined materials were leached at K-UTEC in Germany. The leaching experiments show a maximum recovery for lithium of 91.5% with 89.7% K, and 90.2% Na at the design conditions. It was confirmed that the lithium clay material is able to be calcined in a direct fire kiln and get high lithium and potassium recoveries.

Demonstration Plant

The demonstration plant was initiated in 2014. The initial work consisted of detailed engineering, procurement of equipment and installation of a 125 kg/day lithium carbonate facility at the K-UTEC site in Sondershausen, Germany. The objectives were to demonstrate the technical and economic viability of the Lithium Nevada extraction process and to validate the design parameters and equipment for the Definitive Feasibility Study. The processing program was planned to run in three campaigns at two sites to ensure logistics. A dry process, which consists of pelletizing and calcination, was conducted at IBUtec in Weimar, Germany; and a wet process, which consists of leaching, purification, evaporation/crystallization, precipitation, etc., was conducted at K-UTEC.

The design is summarized in the two volumes of preliminary documentation “Design and Implementation Planning of a Pilot Plant to Manufacture Lithium Carbonate from a Hectorite Containing Ore” issued November 18, 2014.

A total of 80 super sacks of the oxidized clay, 108 super sacks of the unoxidized clay, 74 super sacks of dolomite, and 79 super sacks of anhydrite were shipped from Reno, Nevada to IBUtec in Weimar, Germany. All materials were ground to 100 mesh (150 µm) before shipping.

The first campaign, which focused on validating the design and equipment performance using oxidized clay was run during August 2014 to December 2014. The objective of the second campaign is to test the oxidized material commenced in early 2015 and is ongoing. The third campaign is to verify the suitability of the unoxidized material. Some modification of equipment will be done prior to the start of the third campaign to make the process more efficient.

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The results from both the first and second campaigns have shown the process is viable. Metal recoveries for Li, K and Na all equalled or exceeded the design parameters. High purity lithium carbonate and potassium sulfate were produced during the Demo plant campaign. A complete report containing detailed results will be issued by K-UTEC after the completion of the campaign.

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13	Mineral Resource Estimates

13.1	Stage I

In June 2011 LAC engaged Reserva International, LLC (Reserva or Timothy Carew) to complete a resource estimate for the Stage I Lens within the Project, located in Humboldt County, Nevada. The resource estimate was made from a three-dimensional block model using commercial mine planning software (Gemcom GEMS™). The main estimated elements are lithium (Li) and potassium (K), but estimates were also made for sodium, magnesium, aluminum, calcium and iron, in addition to minor elements molybdenum, rubidium, strontium, chromium, titanium, arsenic and barium. The estimates are current as of May 31, 2016, the effective date of this section of the report.

Table 13.1 shows the total estimated resources for the Stage I Lens. SRK is of the opinion that, at a 2,000 ppm (0.20%) lithium cut-off, the Stage I Lens has reasonable prospects for economic extraction by open-pit mining. Lithium carbonate would be the primary product, associated with potassium and sodium as by-product. The resources are reported using a lithium cut-off.

●	Measured resources are in blocks estimated using at least three drillholes and five composites within a 100 × 75 m search radius in the horizontal plane and 10 m in the vertical direction.

●	Indicated resources are in blocks estimated using at least two drillholes and four composites within a 200 × 150 m search radius in the horizontal plane and 20 m in the vertical direction.

●	Inferred resources are blocks estimated with at least three composites within a search radius of 300 m × 225 m in the horizontal plane and 30 m in the vertical plane.

The density values used in the model are shown in Table 13.3. See Section 10.1.3 for details on how density was determined.

Note that rounding errors may occur in Table 13.1 and that the contained metal does not account for mine or metallurgical recovery. The conversion factor from Li % to LCE (lithium carbonate equivalent) is 5.323. This factor is determined from the proportion of lithium in the molecular weight of lithium carbonate (Li2CO3), as follows:

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Table 13.1: Mineral Resource Statement for the Stage I as of May 31, 2016

Category	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
Measured	50,753	0.312	843	3.27	1,660	1.13	574
Indicated	164,046	0.285	2,489	3.07	5,036	1.04	1,706
Inferred	124,890	0.294	1,954	3.04	3,792	1.1	1,374

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
2.

Resources presented at a Li% 0.20 cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

Mineral resources are sensitive to the cut-off grade selection. Table 13.2 lists the mineral resource for the Stage I area at various cut-off grades to demonstrate the sensitivity of the mineral resources at various cut-offs. The reader is cautioned that the grade and tonnages presented in these figures should not be misconstrued as a mineral resource statement.

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Table 13.2 Sensitivity of Stage I mineral resource to cut-off grade selection.

MEASURED
Cut-off %Li	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
0.200	50,753	0.312	843	3.27	1,660	1.13	574
0.225	45,214	0.324	780	3.34	1,510	1.16	524
0.250	38,858	0.338	699	3.42	1,329	1.20	466
0.275	32,370	0.354	610	3.54	1,146	1.23	398
0.300	24,765	0.374	493	3.71	919	1.27	315
0.325	18,046	0.397	381	3.89	702	1.29	233
0.350	13,100	0.420	293	4.00	524	1.29	169
0.375	9,788	0.439	229	4.08	399	1.30	127
0.400	7,226	0.457	176	4.14	299	1.32	95
0.425	5,235	0.475	132	4.19	219	1.33	70
0.450	3,475	0.494	91	4.26	148	1.35	47
0.475	2,180	0.513	60	4.36	95	1.38	30
0.500	1,373	0.529	39	4.44	61	1.38	19
INDICATED
Cut-off %Li	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
0.200	164,046	0.285	2,489	3.07	5,036	1.04	1706
0.225	136,149	0.300	2,174	3.15	4,289	1.07	1457
0.250	107,450	0.317	1,813	3.27	3,514	1.11	1193
0.275	81,949	0.334	1,457	3.39	2,778	1.14	934
0.300	58,600	0.352	1,098	3.51	2,057	1.16	680
0.325	38,111	0.373	757	3.63	1,383	1.19	454
0.350	24,177	0.395	508	3.73	902	1.20	290
0.375	14,857	0.415	328	3.86	573	1.22	181
0.400	8,796	0.435	204	3.94	347	1.26	111
0.425	4,533	0.458	111	3.98	180	1.26	57
0.450	2,170	0.480	55	4.06	88	1.28	28
0.475	971	0.502	26	4.04	39	1.29	13
0.500	478	0.517	13	4.04	19	1.33	6
			INFERRED
Cut-off %Li	Quantity (000’s t)	Lithium		Potassium		Sodium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	Quantity (000’s t)
0.200	124,890	0.294	1,954	3.04	3,792	1.10	1374
0.225	107,781	0.307	1,761	3.12	3,357	1.12	1207
0.250	89,289	0.321	1,526	3.24	2,889	1.13	1009
0.275	70,500	0.337	1,265	3.40	2,396	1.13	797
0.300	57,348	0.348	1,062	3.43	1,969	1.15	660
0.325	36,325	0.369	713	3.59	1,305	1.15	418
0.350	24,234	0.386	498	3.74	907	1.15	279
0.375	13,044	0.404	281	3.69	482	1.15	150
0.400	7,457	0.416	165	3.64	272	1.15	86
0.425	1,546	0.439	36	3.96	61	0.95	15
0.450	182	0.470	5	3.22	6	1.06	2
0.475	48	0.501	1	3.09	1	1.13	1
0.500	19	0.524	1	3.51	1	1.04	0

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2.	There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
3.

The base case cut-off grade (0.20%) is highlighted in these tables. Economic assumptions for cut-off grade determination are: US$17.88/lb Li; 87.2% metallurgical recovery; US$66/tonne processing; US$2.75/tonne mining

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Table 13.3: Density Values used in the Stage I Lens Resource Model

Lithology	Average Density (t/m3)
Alluvium	1.52
Claystone (average)	1.79
Basalt	2.51
Volcanics	1.96

All of the holes have been drilled vertically except for WLC-58 (-70 degree dip, 180 degree azimuth) and are assumed to not have deviated. LAC has checked this assumption with downhole surveys of 23 holes in the Stage I Lens. Results indicate very little deviation of vertical holes (minimum dip: -90, maximum dip: -88.2, average dip: 89.5) and support the assumption of verticality for previously drilled holes.

13.1.1	Geologic Model

Project limits and coordinates are in UTM NAD 27 easting northing and elevation values and are in meters. The block model geometry is summarized in Table 13.4. The block size selected for the Stage I Lens modeling is 30m × 30m × 3m, which is considered reasonable given the drillhole spacing and the fact that the block model represents open pit resources.

The drillhole database used for geologic modeling and resource estimation was closed on June 28, 2011. The last drillhole for which assay data was available was WLC-200. A total of 197 holes drilled by LAC (see Section 9, Drilling), and cores were assayed at ALS Labs and were used for estimation purposes. A plan view of the drillhole collars is shown in Figure 13.1 below. The average horizontal spacing of the drillholes varies from a nominal 180 m × 180 m, to 61 m × 61 m in the more closely drilled central portion of the deposit.

Table 13.4: Gemcom Model Extent, UTM Coordinates (m)

UTM Coordinates (m)	Minimum	Maximum	Block Size (m)	No. of Blocks
Easting	410,000	413,000	30.0	100
Northing	4,616,800	4,618,600	30.0	60
Elevation	1,306	1,615	3.0	103

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Figure 13.1: Drillhole Collar Locations

(Source: Tetra Tech, 2014)

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The Stage I Lens mineralization is controlled by volcaniclastic moat sedimentary rocks containing lithium-rich claystone. Sectional interpretations (for E-W and N-S transects) were generated by LAC from drill logs for alluvium, claystone (moat sediments), basalt, a silicified unit, and bedrock. Two oxidation surfaces were also interpreted, one just below alluvium and another near the claystone/silicified interface. Additionally, a series of faults have been interpreted by LAC based on drillhole data and were incorporated in the geologic interpretation. The approach taken was to develop a set of 3-D triangulated surfaces representing the topographic surface and the interfaces between the overburden, claystone and volcanics/silicified rocks. A fault surface was created in order to enhance the quality of interpretation. The volume (solid) between the modeled overburden and basement was treated as a single domain for estimation and resource reporting purposes. A 3-D perspective of the faulted basement surface and surface expression of the faults is shown in Figure 13.2. The surfaces and solids were used to code the block model by lithology domains within GEMS™. A lithologic domain is a volume considered as a single entity for modeling purposes. All claystone rock types, intercalated ash layers and occurrences of basalt were treated as a single domain. Figure 13.3 shows an N-S cross section (looking west) with the interpreted domain surfaces shown; also illustrated in this figure is the topography and the drillholes color coded by the rock type codes. Reserva checked the consistency of the interpreted domain codes against LAC drillhole logs in section and plan and found it acceptable.

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Figure 13.2: 3D Perspective of Faulted Basement Surface

(Source: Reserva International, 2012)

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Figure 13.3: N-S Cross Section at 411580E – Interpreted Lithology Domains (Looking West)

(Source: Reserva International, 2012)

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Table 13.5: Rock Type Integer Codes and Descriptions

Description	Abbreviation	Integer Code
Green claystone	Green clyst	1
Tan claystone	Tan clyst	2
Light gray claystone	Lt gry clyst	3
Gray claystone	Gry clyst	4
Carbonaceous claystone	Carb clyst	5
Bluish claystone	Bluish clyst	6
Ash/claystone	Ash/clyst	7
Claystone/ash	Clyst/ash	8
Laminated claystone	Laminated	9
Quaternary alluvium	Qal	10
Silicified pond zone	HPZ	11
Volcanics	TV	12
Basalt	Basalt	13
Ash	Ash	14
Fault	Fault	15
Unspecified	Blank	16
Volcanic mud	Volc mud	17

13.1.2	Assays

As of June 28, 2011 a total of 197 core holes had been drilled by LAC in the Stage I Lens. Assay data for these holes was used for estimating grade. Detailed and/or summary lithological logs were available for all holes and were used in the modeling of the lithological surfaces and domains. See Section 0 for a description of the core sampling process. The data was imported into the GEMS™ project database. The average length of the assay intervals was approximately 1.5 m.

13.1.3	Exploratory Data Analysis

The relationships among the assay values for the major elements (lithium, potassium) and among the other elements of interest were analyzed by constructing a correlation matrix of the data, as illustrated in Table 13.6. Correlations greater than the absolute value of 0.5 are highlighted.

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Table 13.6: Assay Values – Correlation Matrix (All Rock types)

	Li	K	Na	Mg	Al	Ca	Fe	Mo	Rb	Sr	Cr	Ti	As	Ba

Li	1.000	0.289	-0.056	0.536	-0.570	0.252	-0.411	0.460	0.763	0.229	-0.125	-0.071	0.235	-0.212

K	0.289	1.000	-0.083	-0.231	0.176	-0.111	-0.104	0.433	0.620	-0.297	-0.111	0.144	0.523	-0.162

Na	-0.056	-0.083	1.000	-0.194	0.396	-0.096	0.236	0.004	0.106	-0.106	-0.009	0.032	0.129	0.020

Mg	0.536	-0.231	-0.194	1.000	-0.519	0.446	-0.369	-0.078	0.249	0.722	-0.188	-0.135	-0.277	0.015

Al	-0.570	0.176	0.396	-0.519	1.000	-0.391	0.632	-0.230	-0.123	-0.352	0.129	0.319	0.078	0.157

Ca	0.252	-0.111	-0.096	0.446	-0.391	1.000	-0.209	0.079	0.024	0.624	-0.068	-0.048	-0.110	0.006

Fe	-0.411	-0.104	0.236	-0.369	0.632	-0.209	1.000	-0.177	-0.196	-0.232	0.405	0.373	0.066	0.137

Mo	0.460	0.433	0.004	-0.078	-0.230	0.079	-0.177	1.000	0.460	-0.131	0.034	-0.044	0.591	-0.229

Rb	0.763	0.620	0.106	0.249	-0.123	0.024	-0.196	0.460	1.000	0.026	-0.099	0.108	0.393	-0.160

Sr	0.229	-0.297	-0.106	0.722	-0.352	0.624	-0.232	-0.131	0.026	1.000	-0.125	-0.109	-0.283	0.152

Cr	-0.125	-0.111	-0.009	-0.188	0.129	-0.068	0.405	0.034	-0.099	-0.125	1.000	0.139	0.009	0.003

Ti	-0.071	0.144	0.032	-0.135	0.319	-0.048	0.373	-0.044	0.108	-0.109	0.139	1.000	0.081	0.047

As	0.235	0.523	0.129	-0.277	0.078	-0.110	0.066	0.591	0.393	-0.283	0.009	0.081	1.000	-0.192

Ba	-0.212	-0.162	0.020	0.015	0.157	0.006	0.137	-0.229	-0.160	0.152	0.003	0.047	-0.192	1.000

Lithium and potassium, with a correlation of 0.289, can be considered to be not strongly correlated. The strongest correlation for both Li and K elements is with the minor element rubidium. Lithium exhibits a moderate positive correlation (0.536) with magnesium and exhibits a negative correlation (-0.570) with aluminum. These correlations are related to the mineral composition. The moderate to strong correlations (both positive and negative) among the minor elements are not significant to the resource estimate.

A boxplot (Figure 13.4) generated with assay lithium values illustrates the variation in concentrations with respect to rock type.

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Figure 13.4: Boxplot Generated with Assay Lithium Values.

(Source: Reserva International, 2012)

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Figure 13.5 illustrates that there is a distinct range of lithium values in the claystone rock types, with the highest values occurring in the carbonaceous claystones. These relationships are consistent across the deposit. Lithium values in the intercalated ash layers and basalt are distinctly lower. It should be noted that the high maximum value exhibited is likely due to differences in the interpretations made by various geologists during logging.

Although there are notable variations in the lithium content by rock type, it has not been possible to establish the lateral continuity of individual rock types at this time due to the nature of the deposit and current drillhole spacing. Given the additional indication that bulk mining methods would be employed, it was decided to treat the various claystone units as a single geological domain for modeling purposes. The continuity of lithium grades within this domain, as established by variographic analysis, is considered to be reasonable, and is the basis for resource classification in compliance with CIM Definition Standards (2014). The following histograms and probability plots (Figure 13.5, Figure 13.6, Figure 13.7, and Figure 13.8) for lithium and potassium are, therefore, based on all rock types.

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Figure 13.5: Histogram and Basic Statistics, Lithium Assays.

(Source: Reserva International, 2012)

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Figure 13.6: Log Probability Plot, Lithium Assays.

(Source: Reserva International, 2012)

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Lithium Nevada1 K% Assays
Number of Data 11714
mean 2.8512
std. dev. 1.3898
coef. of var .4874
maximum 8.7800
upper quartile 3.8700
median 2.5300
lower quartile 1.7700
minimum .0700
Frequency
.0000
.0100
.0200
.0300
.0400
.0500
.0600
.1
2.1
4.1
6.1
8.1
K%

Figure 13.7: Histogram and Basic Statistics, Potassium Assays.

(Source: Reserva International, 2012)

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Lithium Nevada1 K% Assays
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
.2
.1
.01
.010
.10
1.0
10.
K%

Figure 13.8: Log Probability Plot, Potassium Assays.

(Source: Reserva International, 2012)

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13.1.4	Composites

Assay values were not capped prior to compositing because probability plots showed continuity and the domain composite coefficient of variation (CV; standard deviation/mean), was relatively low. The overall CV for lithium assays was 0.627, while potassium had a CV of 0.487. Figure 13.9 and Figure 13.10 show the histogram and probability plots of the lithium and potassium assay values. High grade restrictions on composites were, however, used in the estimation, as detailed in Section 13.1.6 below.

Down-hole compositing was done for 1.5 meter lengths. This length was chosen because it is one-half the vertical block size of 3 meters. This limited the effects of smoothing in grade interpolation. The composites were coded by back-tagging against the rock type block model reflecting the lithology domains. Since there a limited number of assays from the alluvial zone, composites with lithium grades start at the bottom of the alluvial surface, and continue down to the last assayed interval. There were a total of 9,249 Li% composites and 9,541 K% composites within the main mineralized unit. The difference in count reflects a greater frequency of zero Li% intervals than for K%. A histogram and basic statistics of the claystone domain are shown in Figure 13.9 for lithium composite grades.

Figure 13.10 shows the corresponding histogram for potassium composite grades within the same domain.

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Lithium Nevada1 1.5 m Composites Li% (CLST)
Number of Data 9249
mean .2554
std. dev. .1409
coef. of var .5515
maximum .8370
upper quartile .3330
median .2540
lower quartile .1590
minimum .0020
Frequency
.0600
.0500
.0400
.0300
.0200
.0100
.0000
.002
.102
.202
.302
.402
.502
.602
.702
.802
Li%

Figure 13.9: Histogram and Basic Statistics Claystone Composites , Lithium.

(Source: Reserva International, 2012)

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Lithium Nevada1 1.5 m Composites K% (CLST)
Number of Data 9541
mean 2.9879
std. dev. 1.3470
coef. of var .4508
maximum 7.6000
upper quartile 4.0400
median 2.7200
lower quartile 1.9400
minimum .1100
Frequency
.0500
.0400
.0300
.0200
.0100
.0000
.11
1.11
2.11
3.11
4.11
5.11
6.11
7.11
K%

Figure 13.10: Histogram and Basic Statistics Claystone Composites , Potassium.

(Source: Reserva International, 2012)

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13.1.5	Variography

With most mineral deposits, the measure of continuity for any given metal depends on the separation distance between points of measurement and the direction from position to position. Variability increases and correlation decreases with the sample-to-sample separation distance. When the rate of change in variability is dependent on the direction, the measure of spatial variability is described as anisotropic and it is characterized in terms of an ellipsoid with axes of anisotropy. There are several mathematical functions that measure variability in space, and Reserva elected to use the correlogram, which is a variant of the semi-variogram. The correlogram was probably the first measure of continuity (the converse of variability) developed. It measures the correlation coefficient between two sets of data, with values at the heads and values at the tails of vectors with similar direction and magnitude. Multiple studies have found that the correlogram provides a stable estimate of spatial continuity. For ease of modeling, the correlogram value is subtracted from one and is presented in a similar graphical form to the variogram. The variography was completed using Sage 2001® software and 1.5 m composites. Reserva calculated experimental correlograms with 30 degree increments in the azimuth and 45 degree increments in the dip direction and the vertical direction. These correlograms were computed for lithium and potassium.

The correlograms were modeled with a nugget component and two nested spherical components, used in the resource estimation step. The lithium and potassium parameters used are tabulated in Table 13.7, and the experimental correlograms and fitted models for the directions most closely corresponding to the calculated average correlogram are shown in Figure 13.11.

Table 13.7: Variogram Parameters – Lithium and Potassium

Element	Sill	Range (m)			Rotation (Azimuth/Dipº)
		X	Y	Z	X	Y	Z

Li	0.290

	0.617	135.7	62.5	29.7	19/10	291/-16	258/71

	0.093	1420.3	49.7	527.9	294/1	223/-86	204/4

K	0.08

	0.682	68.6	48.5	16.7	190/-56	47/-28	128/17

	0.238	1077.1	569.2	968.3	74/1	345/-3	232/87

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LI% 1.5CMPS
Gamma (h)
Lag Distance (h)
1.50
1.20
0.90
0.60
0.30
0.00
120
240
360
480
600
Azim. Dip
180.0 .0
180.0 .0 (cf)
270.0 .0
270.0 .0 (cf)
.0 -90.0
.0 -90.0 (cf)

Figure 13.11: Experimental Correlograms/Fitted Models for Average Correlogram.

(Source: Reserva International, 2012)

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13.1.6	Estimation

The resources were estimated using either ordinary kriging (OK) or inverse distance (power of two) interpolation, with estimation restricted to the claystone domain. Alluvium and bedrock material have no lithium or potassium grades. A block model was defined to cover the volume of interest, as detailed in Table 13.8 following:

Table 13.8: Block Model Geometry

Axis	Minimum	Maximum	Block Size(m)	# Blocks
X(East)	410,000	413,000	30	100
Y(North)	4,616,800	4,618,600	30	60
Z(Elevation)	1,306	1,615	3	103

Lithium and potassium block grades were interpolated in three passes using the parameters detailed below. The three pass approach was used to ensure that an adequate number of well distributed samples were available to inform most blocks and to reduce the smoothing effect inherent in interpolation.

–	Pass 1:

Minimum # of samples 5

Maximum # of samples 8

Maximum # samples/hole 2 (Minimum # of holes = 3)

–	Pass 2:

Minimum # of samples 4

Maximum # of samples 10

Maximum # samples/hole 3 (Minimum # of holes = 2)

–	Pass 3:

Minimum # of samples 3

Maximum # of samples 12

Maximum # samples/hole N/A

The search ellipsoids used are as detailed in Table 13.9. The search orientation is based on the orientation of the second spherical component of the lithium correlogram.

Table 13.9: Search Ellipsoid Geometry (Lithium and Potassium).

Pass	Range (m)			Azimuth/Dip (Deg)
	X	Y	Z	X	Y	Z
1	100	75	10	114/0	24/0	0/-90
2	200	150	20	114/0	24/0	0/-90
3	300	225	30	114/0	24/0	0/-90

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The minor elements (aluminum, arsenic, barium, calcium, chromium, iron, molybdenum, magnesium, sodium and rubidium) were interpolated in a single pass, using inverse distance interpolation (power of three), and the Pass 3 search ellipsoid as shown in Table 13.9.

Although some sectional interpretations of the basalt occurrences were developed by LAC, it was difficult to correlate them and develop a physical 3D model of the rock type. A probabilistic approach using indicators was therefore developed, creating a basalt percent block model (attribute) that could be used to represent the occurrence of basalt and to dilute the lithium grades in the affected blocks, based on the proportion of basalt. This proportion was also used to calculate a weighted average density for the blocks affected. The primary documentation of the presence of basalt is in the lithology table, and this data was used to assign an integer code (basalt = 1, non-basalt = 0) to composites in the claystone domain. These basalt indicators were interpolated into the block model using inverse distance cubed interpolation. The search parameters were based on basalt indicator variography. The interpolated block estimate in this Case is a value between 0 and 1 that represents the proportion of the block that is basalt.

As indicated above, the proportion of basalt estimated in a block was used to adjust the block element grades and density as in the following examples:

Adjusted Li% = Li% × (100% – Basalt%)

Adjusted Density = 1.79 × (100% – Basalt%) + 2.51 × Basalt%

Where 1.79 t/m3 and 2.51 t/m3 are the density of claystone and basalt respectively. The basalt density of 2.51 t/m3 is based on a single determination.

With respect to the interpolation of the main element lithium, there was some concern that grades in the vicinity of basalt occurrences (i.e., blocks with high basalt content) were lower than composites from areas with little or no basalt. This could possibly bias the estimation of blocks with high basalt content. The relationship between grade and basalt content was investigated. The basalt percentage was interpolated using indicator geostatistics. The claystone composites were back-tagged with the estimated percentage of basalt. This composite basalt percentage was graphed against the lithium grades as illustrated in Figure 13.12. The x-axis shows the basalt percentage where 1.0 is equal to 100%.

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Figure 13.12: Claystone Composites, Lithium Grade vs Basalt

(Source: Reserva International, 2012)

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A basalt percentage of 10% was selected as a threshold for differentiating two sub-domains within the claystone domain, composed of claystone blocks with a basalt percentage of <10% and ≥10% basalt respectively. In order to prevent the possible bias referred to above, only composites with basalt percentages of <10% were used when interpolating grades into blocks with <10% basalt and, similarly, with composites with a basalt percentage of >10% and blocks with >10% basalt. Overall, blocks with a significant percentage of basalt (≥ 75%) comprise 0.9% of the model blocks with estimated values. Although this is a small percentage, the basalt is still accounted for in the interpolation of grade values in blocks containing basalt as described above. High grade composites were spatially restricted at the time of lithium and potassium grade estimation, which means that although the composites were used, their spatial influence was restricted with a smaller search. This allows the high grade value to be recognized, but prevents excessive smearing of these values. The definition of what was considered “high grade” was obtained from the composite cumulative frequency plots (Figure 13.7 and Figure 13.9) and generally corresponds to the 99% or higher percentile of the distribution. Table 13.10 shows the details of this restriction. The horizontal ranges used were selected to limit the influence to the blocks immediately adjacent to the sample. The anisotropy and orientation of the restricted search ellipsoids are the same as for the full search, as tabulated in Table 13.9 (Search ellipsoid geometry).

Table 13.10: High Grade Restriction Parameters

Variable	High Grade Threshold	Restricted Search (m)
Li	0.65%	42.5 × 42.5 × 2
K	6.5%	42.5 × 42.5 × 2

Figure 13.13 and Figure 13.14 show an N-S cross section at 411580E (looking west, Measured & Indicated blocks only) and a plan view, respectively, through the lithium OK block model. Figure 13.15 and Figure 13.16 show the corresponding cross section (looking west) and plan view of the potassium OK block model.

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Figure 13.13: N-S Cross Section at 411,580E, Lithium % OK Model with drillholes.

(Source: Reserva International, 2012)

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N
410500 X
411000 X
411500 X
412000 X
412500 X
4618500 Y
4618000 Y
4617500 Y
4617000 Y
LI
0.00100 - 0.10000
0.10000 - 0.20000
0.20000 - 0.25000
0.25000 - 0.32500
0.32500 - 0.40000
0.40000 - 999999
-100
0
100
200
300
Scale 1:10000

Figure 13.14: Plan View, Level 1510 m, Lithium % OK Model.

(Source: Reserva International, 2012)

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Figure 13.15: N-S Cross Section at 411,580E Potassium % OK Model with Drillholes.

(Source: Reserva International, 2012)

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N
410500 X
411000 X
411500 X
412000 X
412500 X
4618500 Y
4618000 Y
4617500 Y
4617000 Y
K
0.00100 - 1.000
1.00000 - 2.000
2.00000 - 3.000
3.00000 - 4.000
4.00000 - 999.0
-100
0
100
200
300
Scale 1:10000

Figure 13.16: Plan View, Level 1510 m, Potassium % OK Model.

(Source: Reserva International, 2012)

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13.1.7	Model Validation

SRK completed a detailed visual inspection of the resource model to check for proper coding of drillhole intervals and block model cells, in both sections and plans. The coding was found to be correct. Grade interpolation was checked relative to drillhole composites and found to be reasonable.

SRK checked the block model estimates for global bias by checking the mean nearest neighbor (NN) estimate for lithium and potassium against model OK grade estimates. Mean grades were found to match very well. SRK also checked for local trends in the grade estimate by comparing the mean grade estimate from the NN model and composites against the OK model in 100 m wide swaths through the model on Easting and Northing, and 50m high swaths for elevation. The average grade of all the interpolated blocks (OK and NN) and composites that fall in the swath is calculated and plotted to allow a local comparison of the sample and interpolated values. The block model behaves as expected and reproduces the general grade trends well, with some evidence of the smoothing common in interpolation procedures Figure 13.17 shows an example of a swath plot for lithium on N-S sections. The pink line is the block model lithium average, the black line is the NN average and the green line is the composite average.

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0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Li %
540
1040
1540
2040
2540
Easting
Kriged Model
Composites
Nearest Neighbor Li

Figure 13.17: Lithium Swath Plot, Blocks vs. NN Model and Composites, N-S Sections.

(Source: Reserva International, 2012)

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In summary, the lithium and potassium estimates are considered reasonable and show no marked anomalies, such as large deviations between the averaged values.

13.1.8	Mineral Resource Classification

The mineral resources of the Stage I Lens were classified consistent with the CIM Definition Standards (2014) incorporated by reference into the Canadian NI 43-101 as follows:

●	Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

●	Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

●	Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The mineralization of the Project satisfies sufficient criteria to be classified into measured, indicated and inferred mineral resources. Resources are tabulated in Table 13.1 and the criteria are listed below.

●	Measured resources are in blocks estimated using at least three drillholes and five composites within a 100 × 75 m search radius in the horizontal plane and 10 m in the vertical direction.

●	Indicated resources are in blocks estimated using at least two drillholes and four composites within a 200 × 150 m search radius in the horizontal plane and 20 m in the vertical direction.

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●	Inferred resources are blocks estimated with at least three composites within a search radius of 300 × 225 m in the horizontal plane and 30 m in the vertical plane.

Figure 13.18 shows an N-S cross section (looking west) at 411580E, illustrating the classification.

13.1.9	Risk

SRK is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that will materially affect the mineral resource estimate.

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Figure 13.18: N-S Cross Section (Looking West) at 411580E – Classification.

(Source: Reserva International, 2012)

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13.2	Stage II

LAC engaged GeoSystems International, Inc. to complete a resource estimate for the Stage II Lens area within the Lithium Nevada project, located in Humboldt County, Nevada. The resource estimate was made from a three-dimensional (3D) block model using commercial mine planning software, (MineSight®). The estimated elements are lithium, potassium, fluorine, and sodium, and are current as of May 15, 2010, the effective date of the estimates.

The resource estimate was completed by Mr. Mario E. Rossi, CIM, FAusIMM, SME, IAMG, and Principal Geostatistician of GSI. Mr. Rossi is an independent Qualified Person as defined by NI 43-101 by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience.

Table 13.11 shows the total estimated resources for the Stage II Lens area using a nominal 0.2 %Li cut-off. GSI is of the opinion that at a 0.20% lithium cut-off, the Stage II Lens has reasonable prospects for economic extraction by open-pit mining. As with other areas within the Lithium Nevada project, lithium carbonate would be the primary product with potassium as a by-product. Therefore, the resources are reported in all cases using a Li cut-off.

Table 13.11: Mineral Resource Statement for the Stage II Lens as of May 15, 2010.

Category	Quantity (000’s t)	Lithium		Potassium		Na%	F%
		Li %	LCE Quantity (000’s t)	K%	Quantity (000’s t)
Indicated	95,000	0.27	1,365.3	3.66	3,477	1.55	0.57
Inferred	47,000	0.26	650.5	3.83	1,800	1.43	0.58

Notes:

1.	Rounding errors may exist.
2.	Contained metal does not allow for mine or metallurgical recovery. Tonnage factor used is 1.96 t/m3.
3.	Economic assumptions do not include any potassium credits.
4.

Conversion factor from Li metal to Lithium Carbonate Equivalent (LCE) used is 5.323. Economic assumptions for cut-off grade determination are: US$3.50 Li carbonate/lb; 60% metallurgical recovery; US$50/tonne ore processed; US$2.20/tonne material moved.

Mineral resources are sensitive to the cut-off grade selection. Table 13.12 lists the mineral resource for the Stage II area at various cut-off grades to demonstrate the sensitivity of the mineral resources at various cut-offs. The reader is cautioned that the grade and tonnages presented in these figures should not be misconstrued as a mineral resource statement.

Indicated resources are in blocks estimated using at least 2 drill holes, 6 composites, or 3 octants within a 160 m search radius in the horizontal plane and 16 m in the vertical direction. A later smoothing algorithm was used to avoid isolated blocks of indicated within inferred, or vice-versa; this algorithm defined indicated and inferred areas with a minimum 80 x 80 x 10 m volume.

The density values are derived from the Stage II Lens determinations. The average values obtained are shown in Table 13.13; the in situ dry density used for all mineralized material (moat sediments) is 1.96 t/m3.

The Stage II Lens estimate considers only a portion of what is known as the South Pod, centered in the area where the LAC drilling exists. While GSI chose not to interpolate grade into areas without

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recent drilling, neighbouring Chevron holes indicate that there is potential to increase laterally the estimated resource tonnage with further drilling.

Table 13.12: Sensitivity of Stage II mineral resource to cut-off grade selection.

INDICATED
Cut-off %Li	Quantity (000’s t)		Lithium	Potassium		Na%	F%
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)
0.05	135,000	0.24	1,725	3.88	5,238	1.36	0.53
0.10	133,000	0.24	1,699	3.89	5,174	1.37	0.53
0.15	127,000	0.25	1,690	3.88	4,928	1.40	0.54
0.20	95,000	0.27	1,365	3.66	3,477	1.55	0.57
0.25	50,000	0.31	825	3.15	1,575	1.85	0.68
0.30	27,000	0.34	489	2.88	778	2.06	0.73

INFERRED
Cut-off %Li	Quantity (000’s t)		Lithium	Potassium
		Li%	LCE Quantity (000’s t)	K%	Quantity (000’s t)	Na%	F%
0.05	104,000	0.19	1,052	3.89	4,046	1.07	0.50
0.10	87,000	0.21	973	3.94	3,428	1.18	0.52
0.15	74,000	0.23	906	3.97	2,938	1.26	0.54
0.20	47,000	0.26	650	3.83	1,800	1.43	0.58
0.25	20,000	0.30	319	3.31	662	1.76	0.70
0.30	9,000	0.34	163	3.02	272	1.99	0.81

Notes:

1.	Rounding errors may exist.
2.	Contained metal does not allow for mine or metallurgical recovery. Tonnage factor used is 1.96 t/m3.
3.	Conversion factor from Li metal to Lithium Carbonate Equivalent (LCE) used is 5.323. Economic assumptions do not include any potassium credits.
4.	Economic assumptions for Cut-off grade determination are: US$3.50 Li carbonate/lb; 60% metallurgical recovery; US$50/tonne processing; US$2.20/tonne mining
5.

The reader is cautioned that the cut-off below the base case highlighted in bold may not satisfy the reasonable prospect for eventual economic extraction and should not be misconstrued as mineral resources, they are only stated here to demonstrate the sensitivity of the mineralization to various cut-off grades.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimates. Other relevant

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factors that may materially affect the resources, including mining, metallurgical, and infrastructure are well understood according to the assumptions presented in the Stage II Resource Estimate.

Table 13.13: Density Values used in the Stage II Lens Resource Model

Lithology	Average of Density	Determinations as Used in Resource Model
Claystone Average	1.95 t/m3	1.96 t/m3
Ash Average	1.99 t/m3
Fang. Average	1.91 t/m3
Silicified	1.94 t/m3
Alluvial	1.52 t/m3	1.52 t/m3
Bedrock Average	2.23 t/m3	2.23 t/m3

The topography used is the Nad27 DEM sheet provided by LAC, which is deemed inadequate for feasibility-level studies. GSI recommends that LAC increase the certainty of the resource estimate through the following steps:

1.           Completing metallurgical testwork specific to the Stage II Lens;

2.           Define the importance of oxidized vs. un-oxidized material;

3.           Obtain a fly-over digital topography of the Stage II Lens;

4.           Prioritize infill drilling by the mining extraction sequence. Drill on a 160 m grid for indicated mineral resources and a 80 m grid for measured mineral resources. These suggested drill hole spacing could be checked and adjusted as further drilling is completed.

13.2.1	Geologic Model

Project limits and coordinates are in UTM (m) Easting and Northing values, and the block model geometry is summarized in Table 13.14. Elevation is also in meters. The Stage II Lens block size selected is 20 x 20 x 5 m, which is considered reasonable given the current drill hole spacing and that the block model represents open pit resources.

Table 13.14: MineSight Model Extent, UTM Coordinates (meters)

UTM Coordinates (m)	Minimum	Maximum	Block Size (m)	No. of Blocks
Easting	404,000	410,000	20.0	300
Northing	4,626,500	4,632,500	20.0	300
Elevation	1,500	2,200	5.0	140

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The drillhole database used for geologic modeling and resource estimation was closed on December 31, 2009 with the last hole drilled in the Stage II Lens, SP-38. The Stage II Lens mineralization is controlled by volcaniclastic moat sedimentary rocks containing lithium-rich claystone. Sectional interpretations (approximately E-W and N-S) were generated by LAC from drill logs for alluvium, moat sediments (claystone), fanglomerates, silicified unit, and bedrock. Also two oxidation surfaces were interpreted, one just below alluvium, and another near the claystone/silicified interface. Additionally, a series of faults have been interpreted by LAC based on drill hole data, and incorporated in the geologic interpretation. These sectional interpretations were digitized and transformed into strings, which were then used to create surfaces and three-dimensional solids in MineSight®.

The surfaces and solids were used to code the block model by lithology domains within MineSight®. The percentage of each block within each unit was coded in order to capture the mixtures of units at the interfaces. Table 13.15 summarizes the lithologic and oxidation units in the Stage II Lens geologic model.

The estimation domains were derived from these lithologic units, which are also shown in Table 13.155. The Li grades within the oxidized and un-oxidized claystones, as well as the smaller fanglomerate/volcanics did not warrant separate estimation domains, according to the statistical analysis.

Table 13.15: Lithologic and Oxidation Units modeled in the Stage II Lens

Unit	Block Model Code	Estimation Domain
Alluvial	10	10
Claystone Upper Oxidized	20	25
Claystone Un-oxidized	30	25
Fanglomerates/volcanics	40	25
Claystone Lower Oxidized	50	25
Silicified	60	60
Bedrock	70	70

Figure 13.19 shows a cross section with the interpreted geologic and oxidation units; also shown is the topography and the drill holes annotated with histograms representing Li grades in ppm, looking north. GSI checked the consistency of the interpreted domain codes against LAC drillhole logs in section and plan and found a reasonable match with the block domain coding.

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Figure 13.19: Cross Section showing interpreted lithology units.

(Source: GeoSystems International, Inc., 2010)

13.2.2	Assays

A total of 51 drill holes were used for estimating grade, 38 SP core holes drilled by WLC, and 13 older Chevron holes. Only 2 of the 13 older Chevron holes (MC-84-81C and MC-84-90C) have grades for the four estimated elements, since they were sent for re-analysis by LAC in 2009. The remaining 11 Chevron holes only have lithium grades.

The total drilling was 3,019.61 m, of which 2,150.87 m were drilled by WLC (SP holes), and the remaining 868.74 m were drilled by Chevron. A total of 2,813.31 m correspond to the moat sediments domains (lithologies 2 through 5), while 109.01 m correspond to the silicified domain (lithology unit 60), and the remaining drilled meters to the alluvial or bedrock domains, which were not estimated.

Assay values were not capped prior to compositing because probability plots showed continuity and the domain composite coefficient of variation (CV; standard deviation/mean), was low. The overall CV for Li assays was 0.50, while potassium had a CV of 0.36. Figure 13.20 shows the histogram of all Li assay values. However, high grade restrictions on composites were used in the estimation, see below.

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Figure 13.20: Histogram and basic statistics, all lithium assays.

(Source: GeoSystems International, Inc., 2010)

Fluorine values have the particularity of being derived from two different assaying methods, based on the F concentration of the sample. For samples with greater than 2% F, a variant of the Fusion method was used. This creates an artificial discontinuity, because it appears that values that are close to 2% F will tend to underestimate the F value, while values derived from the second assaying method will result in values that are higher than 2%. The end result is a relative deficiency of values around 2% F, which clearly appears artificial, see Figure 13.21. This issue needs to be addressed in future resource estimates and economic evaluations.

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Figure 13.21: Histogram and basic statistics, all fluorine assays.

(Source: GeoSystems International, Inc., 2010)

13.2.3	Composites

Assay values were composited into 1.5 m long down the hole composites and coded by lithology domains. Composites with less than 0.5 m in length were not used in grade interpolation. Because there are no assays from the alluvial zone, composites with Li grades start at the bottom of the alluvial surface, down to the last assayed interval. There were a total of the 1,655 composites within the main mineralized unit, the claystone (moat sediment) domain, the histogram and basic statistics of which are shown in Figure 13.22. Figure 13.23 shows the corresponding histogram for potassium grades within the same domain.

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Figure 13.22: Histogram and basic statistics, lithium composites, domain 25 (Claystone).

(Source: GeoSystems International, Inc., 2010)

Figure 13.23: Histogram and basic statistics, potassium composites, domain 25 (Claystone).

(Source: GeoSystems International, Inc., 2010)

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13.2.4	Exploratory Data Analysis and Estimation Domains

In addition to the histogram and basic statistics described above, other histograms, cumulative frequency plots, and conditional mean plots were completed for all 4 elements. All CVs for each of the domains were low, so that in all cases ordinary kriging can be used in grade interpolation. Histograms and probability plots for each of the lithology units suggest that there is little grade variation from one unit to the next. In the Case of the claystone unit (moat sediments), oxidation does not appear to impact the grade distribution; and the fanglomerate unit also has significant Li mineralization, with slightly lower grades compared to the claystone.

The only unit that was separated from the claystone was the thin silicified unit laying over the bedrock that clearly shows a drop in grade. With more drilling, it may be possible for WLC geologists to identify a higher-grade population domain within the moat sediments, probably in the form of thin layers of clays enriched in hectorite, relative to their surroundings. It was not necessary to do so for grade interpolation at this time.

Scatterplots and conditional mean plots assess the degree of correlation between variables. Conditional mean plots were done based on lithium grade classes only. These plots are similar to scatterplots, except that they show the average of each secondary variable corresponding to each Li grade class. They provide an indication of the correlation between two variables by synthesizing the scatterplot cloud. Figure 13.24 shows the potassium mean grades conditional to lithium grade ranges. The correlation between the two is excellent, and suggests that the only source of F in this deposit is the same Li-rich hectorite clay; if this assumption could be verified, prediction of F grades at the time of mining would be easier.

Figure 13.25 shows the scatterplot for the same variables composites in domain 25 (claystone). The linear correlation coefficient between the two is 0.94; note that for the higher Li grades, there appears to be an additional kick on F. Compare to Figure 13.26, which shows the scatterplot for Li-K; note that the correlation is negative, which is also observed in the conditional mean plots and the resource grade tonnage curves: higher Li grades generally mean lower K grades.

Technical Reference G presents the additional cumulative frequency plots, scatterplots, and conditional mean plots obtained for Li, K, F, and Na.

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Figure 13.24: Potassium expected means for lithium grade ranges, all composites.

(Source: GeoSystems International, Inc., 2010)

Figure 13.25: Scatterplot and basic statistics, Li vs. F composites, domain 25 (Claystone).

(Source: GeoSystems International, Inc., 2010)

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Figure 13.26: Scatterplot and basic statistics, Li vs. K composites, domain 25 (Claystone).

(Source: GeoSystems International, Inc., 2010)

13.2.5	Variography

Variography graphically shows the spatial variability of an attribute. For the Lithium Nevada project, variography was completed using Sage 2001® software. GSI calculated experimental correlograms with 30° increments in the azimuth, 45° increment in the dip direction, and the vertical direction. These correlograms were computed for all 4 elements. The correlograms were modeled and used in the resource estimation step.

13.2.6	Estimation

The reported estimate is an ordinary kriging (OK) based on estimation domains. The main mineralized estimation domain is the claystone, with a small fanglomerate unit and a silicified unit just above bedrock carrying medium-range Li grades. Alluvium and bedrock material have no Li or K grades.

Two passes (outside in) were used for OK grade estimation. The first pass was used to estimate blocks with more local information, searching out to what approximately meets the indicated classification criteria. The second pass was to fill the claystone envelope. Composite and blocks were matched on domain code, although Domain 60 composites (silicified) were used to estimate claystone material, but no claystone composites were used to estimate the silicified domain.

High grade composites were spatially restricted at the time of estimation, which means that although the composites were used, its spatial influence was restricted to a smaller radius. The definition of

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what was considered “high grade” was obtained from the cumulative frequency plots, and generally correspond to the 99% or higher percentile of the distribution. Table 13.16 shows the details of this restriction.

Table 13.16: High grade restrictions.

Variable	High grade threshold	Restricted search radii
Li	5,000ppm	14 x 14 x 14 m
K	6.5%	14 x 14 x 14 m
F	3.5%	14 x 14 x 14 m
Na	1.8%	14 x 14 x 14 m

Figure 13.27 and Figure 13.28 show an N-S cross sections and plan view respectively through the Li OK block models looking north. Figure 13.29 and Figure 13.30 show the corresponding cross sections and plan view of the K OK block models looking north. The models are shown using contoured values, and the figures can be zoomed into for more clarity. Red contours are Li grades greater than 3,000 ppm.

Note how the better potassium grades tend to be lower in elevation, compared to good Li grades. It appears that the lower claystone are richer in potassium than the upper horizons, while the opposite is true for Li, with better grades closer to the surface. This behavior explains the negative correlation found in drill holes between Li and K and discussed above.

Figure 13.27: N-S Cross Section at 406700 E, Li (ppm) OK Model with drill holes.

(Source: GeoSystems International, Inc., 2010)

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Figure 13.28: Plan view, Level 2040 m, Li (ppm) OK Model.

(Source: GeoSystems International, Inc., 2010)

Figure 13.29: N-S Cross Section at 406700 E, K (%) OK Model with drill holes.

(Source: GeoSystems International, Inc., 2010)

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Figure 13.30: Plan view, Level 2040 m, K (%) OK Model.

(Source: GeoSystems International, Inc., 2010)

13.2.7	Model Validation

GSI completed a detailed visual inspection of the model to check for proper coding of drillhole intervals and block model cells, in both sections and plans. The coding was found to be correct. Grade interpolation was checked relative to drillhole composites and found to be reasonable.

GSI checked the block model estimates for global bias by checking the mean nearest neighbor (NN) estimate for Li and K against model OK (ordinary kriging) grade estimates. Mean grades were found to match very well. GSI also checked for local trends in the grade estimate by comparing the mean grade estimate from the NN model against the OK model in swaths through the model on easting, northing, and elevation. The block model behaves as expected and reproduces well the general grade trends. Figure 13.31 shows an example of a swath plot for Li on N-S sections. The red line is the block model Li average, the black line the NN average, and the dotted line the number of blocks (second Y axis) used in the average.

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Figure 13.31: Li swath plot, blocks vs. NN model, N-S Sections.

(Source: GeoSystems International, Inc., 2010)

In addition to the nearest neighbour (NN) model, an Indicator-modified OK (IMOK) model was run on Li to check if there were any opportunities to separate out dilution and increase grade. The IMOK model confirmed the OK estimate, being very similar in tonnage and grade above cut-off. The similarity of both models confirms a very good grade continuity of Li grades and suggests that, with current drilling density, there are few if any opportunities to separate out lower grade material.

In summary, the Li, K, and Na estimates are thought to be robust and show no anomalies. The potassium grade drops slightly for higher Li averages, which is somewhat unexpected, considering that it is behaving differently than what was observed for the PCD lens. The F model is also internally consistent with the data and parameters used in the estimation, but is believed to be under-representing the population around 2% F due to the assaying issue discussed elsewhere.

13.2.8	Recommended Drill Spacing

GSI verified the prior recommendation made by AMEC for the Stage I Lens using the same methodology for the Stage II Lens. AMEC used the statistical criterion that yearly ore production grade and tonnage should be known at least to ±15% with 90% confidence in order to fall in the indicated mineral resource category. The criterion for measured mineral resources is ±15% with 90% confidence for quarterly production.

Unfortunately, this criterion is sensitive to small changes in production rates, as well as dependent on whether the material sent to plant annually comes from a single or multiple mining fronts. GSI ran the confidence limits test for the Stage II Lens using the same estimated annual production rate of 5,000 tons per day, i.e., the assumption is that the plant will be fed entirely with South material. Applying both the results of this test, as well as practical experience and criteria derived from the correlogram models and the current drill hole spacing, the recommended nominal drill spacing for measured mineral resources and indicated mineral resources are:

1.	Measured mineral resources: 80 × 80 m; and

2.	Indicated mineral resources: 160 × 160 m

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13.2.9	Mineral Resource Classification

Mineral resources of the Stage II Lens were classified consistent with the CIM Definition Standards incorporated by reference into NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified as an indicated mineral resource and inferred mineral resource. Resources are tabulated in Table 13.11 and the criteria listed below.

●

Indicated mineral resource: For a block to be classified as an indicated mineral resource, interpolated blocks had to have at least two drill holes within 160 m distance from its centroid, with a minimum of 6 composites that result a grade greater than or equal to 0.20 Li%, and reasonable prospects for economic extraction.

●

Inferred mineral resource: For a block to be classified as an inferred mineral resource, interpolated blocks had to be within the resource envelope drawn around the LAC holes, which include some Chevron core holes. In addition, the blocks have to be within 320 m in the horizontal plane, and 32 m in the vertical plane of the nearest drill hole, with a minimum of three composites that result in a grade greater than or equal to 0.20 Li%, and reasonable prospects for economic extraction.

●	There are no measured mineral resources at this time in the Stage II Lens area.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimates. Other relevant factors that may materially affect the resources, including mining, metallurgical, and infrastructure are well understood according to the assumptions presented in the Stage II Resource Estimate.

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14	Mineral Reserve Estimates

There are no current mineral reserves to declare on the project.

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15	Adjacent Properties

Apart from the other mineralized lenses on the Lithium Nevada project, there are no adjacent properties that bear on the lithium properties and there are no nearby operating mines. Several gold mines are in operation several tens of miles to the southeast and are mentioned to illustrate that mining permits are possible in the area. In the past century, a large mercury mine operated to the northeast of the lithium properties. To the west of the lithium properties, uranium and gold were produced from small mines in the past century. Those properties are being actively explored, but there is no current production.

The Huber Pit at the north end of the lithium mineralized trend is operated sporadically and possibly a few tens of tons of material are produced per year, but production generally occurs in a short period every two or three years.

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16	Interpretations and Conclusions

16.1	Stage I

16.1.1	General

LAC holds control and ownership of the Lithium Nevada property mining claims and leases within the boundaries of this study. LAC is approved by the BLM and the NDEP BMRR to conduct mineral exploration activities at the project site.

This report documents the status of the project, and includes mineral resource statements for Stage I and Stage II. Additional metallurgical testwork has been performed, and this data needs to be incorporated in future studies.

16.1.2	Geology

The Lithium Nevada deposits occur in a north-south zone that coincides with the western and southern part of the McDermitt caldera moat sedimentary rock. Lithium mineralization occurs in lithium-bearing claystone minerals observed in thick, apparently continuous accumulations.

Most of the moat sedimentary rocks drilled in the Thacker Pass basin contain anomalously high lithium contents (> 1000 ppm). Intervals that consist mostly of ash have a lithium content of less than 800 ppm whereas intervals dominated by claystone contain more lithium (>1,000 ppm). Many intervals have a very high lithium content (>4,000 ppm). Intervals with extreme lithium contents (>8,000 ppm) occur locally. There is no change in lithium content across the boundary between oxidized and unoxidized rock; however, the highest lithium grades generally occur in the middle and lower parts of the sedimentary rock section.

16.1.3	Process

The metallurgical testwork conducted after the previous NI 43-101 Technical Report (Tetra Tech 2014), and further studies to refine the process and recoveries need to be included in future project studies.

16.2	Stage II

16.2.1	Geological Setting

The Lithium Nevada deposits occur within sedimentary and volcano-sedimentary rocks in the moat of a resurgent caldera. The extent and nature of the host rocks is well documented and understood. At the present time, five areas of significant lithium mineralization have been identified: Stage I Lens (PCD), Stage II Lens (South), Stage III Lens (South Central), Stage IV Lens (North Central), and Stage V Lens (North). In each of these areas hectorite, a lithium-bearing clay mineral occurs in thick, apparently continuous accumulations.

16.2.2	Tenure

Based on the records provided, GSI concludes that LAC has documents that support their claim to the rights to the lithium mineralization and that they have documents showing that all appropriate permits for exploration have been obtained.

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16.2.3	Deposit Type and Mineralization

There are no analogous deposits in operation worldwide. The hectorite deposits at Hector, California have similar mineralogy, but the geological setting is significantly different. The Lithium Nevada deposits are believed to have formed by hydrothermal alteration of layered volcaniclastic sedimentary rocks.

Mineralization consists of layered beds of lithium-bearing clay-rich volcaniclastic sedimentary rocks. The beds exhibit very good geological continuity over kilometers with drill spacings on the order of 500m. The thickness of mineralization varies from less than a meter to more than 90m with typical intercepts of about 30m. The extent of mineralization is well known.

16.3	Risks

SRK is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the resource estimate presented herein.

16.4	Opportunities

The Project area is host to a variety of specialty clays that could be recovered and marketed. These clays include bentonite and higher-value clays for cosmetics. Processing of these clays to recover and produce saleable products is straightforward; however, a resource defining the amount of these clays has not been completed, precluding inclusion of the potential revenue from this study.

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17	Recommendations

17.1	General

SRK recommends that LAC continues to investigate the Lithium Nevada project, specifically the following recommendations for the Project should be considered.

17.2	Topography

Improving the topographic map currently available, since its level of detail is insufficient for pre- and feasibility engineering work. Estimated cost: US$60,000. This work would be completed as a single phase.

17.3	Metallurgical Testing

SRK recommends incorporating the results of the recent metallurgical testwork in future project studies, to advance the project and potentially define a mineral reserve.

17.4	QA-QC

Costs to add these QA-QC protocols to the Project are included in general costs.

●	Site specific standards should be produced for the Lithium Nevada project from materials found in the project area. These standards should cover the expected grade ranges for Li, F, Na, and K.

●

A routine insertion of coarse duplicates (-10 #), in addition to the standards, pulp duplicates, and blank samples to monitor accuracy, precision and contamination. GSI also recommends that check samples be sent to a second laboratory.

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18	Acronyms and Abbreviations

18.1	List of Acronyms

Acronym	Definition
#	Mesh, sieve size
%	Percent
%w or %w/w	Percent by weight
°C	Degree Celsius
AACE	Association for Advancement of Cost Engineering
AAL	American Assay Labs
AG/NP	Acid Generation / Neutralization Potential
ALS	ALS Minerals
amsl	Above mean sea level
As	Arsenic
BAQ	Bureau of Air Quality
bgs	Below ground surface
BLM	Bureau of Land Management
BM	Block Model.
BMRR	Bureau of Mining Regulation and Reclamation
CaCO3	Calcite
CaMg(CO3)2	Dolomite
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CFR	Code of Federal Regulations
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
COE	US Army Corps of Engineers
CV	Coefficient of Variation.
CWA	Clean Water Act
DG	Discrete Gaussian Model for Change of Support (Internal Dilution check).
DOI	Department of the Interior
DR	Decision Record
DWG	model output file extension
EA	Environmental Assessment
EDA	Exploratory Data Analysis.
EIS	Environmental Impact Statement
elev	Elevation
EPCM	Engineering, Procurement and Construction Management
F	Flourine grade in %
Fe	Iron
FOB	Freight on board
FONSI	Finding of No Significant Impact
G&A	General & administration
gpl	Grams per liter
GPS	Global Positioning System
GSI	GeoSystems International, Inc.
GSLM	Great Salt Lake Minerals Corporation
GUs or UEs	Geologic Units or Estimation Domains.
H:V	Horizontal:vertical
ha	Hectares (10,000 square meters)
HDPE	High-density polyethylene
HEVs	Hybrid electric vehicles
HPZ	Hot Pond Zone
HQ core	63.5 mm diameter core
HVAC	Heating, ventilation and cooling
I/S	Illite/smectite
ICP-AES	Inductively coupled plasma atomic emission spectrometry
ICP-MS	Inductively coupled plasma mass spectrometry
JBR	JBR Environmental Consultants, Inc.
K	Potassium grade in %
K2O	Potassium oxide
K2SO4	Potassium sulfate

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KCA	Kappes Cassidy & Associates
K-UTEC	K-UTEC AG Salt Technologies
KVC	Kings Valley Clay project
LCE	Lithium carbonate equivalent
LG	Lerchs-Grossman
Li	Lithium grade, in ppm or %, as stated.
Li2CO3	Lithium carbonate
LOI	Loss on ignition
LOM	Life of Mine
Mg	Magnesium
MgO	Magnesium oxide
Mo	Molybdenum
MOP	Muriate of potash
MOU	Memorandum of Understanding
MSHA	Mine Safety and Health Administration
Na	Sodium grade in %
Na2SO4	Sodium sulfate
NAC	Nevada Administrative Code
NaCO3	Sodium carbonate
NaO2	Sodium oxide
NDEP	Nevada Division of Environmental Protection
NDOW	Nevada Department of Wildlife
NEPA	National Environmental Policy Act
NI 43-101	National Instrument 43-101
NMC	Nevada Mining Claims
NN	Nearest neighbor (statistical)
NPDES	National Pollution Discharge Elimination System
OK	Ordinary kriging
OTCQX	United States Over-the-Counter marketplace
PAEE	Preliminary Assessment and Economic Evaluation
PCD Lens	Southernmost mining area, now referred to as Stage I Lens
PFS	Preliminary Feasibility Study, Tetra Tech, January 2012
PHEVs	Plug-in hybrid electric vehicles
PoO	Plan of Operations
PQ core	85 mm diameter core
QA-QC	Quality Assurance / Quality Control Programs (used not only for Laboratories).
QP	Qualified Person
RCRA	Resource Conservation and Recovery Act
Reserva	Reserva International, LLC
RoM	Run of Mine
rpm	Revolutions per minute
Sb	Antimony
SEDAR	System for Electronic Document Analysis and Retrieval
SHPO	State Historic Preservation Office
Si	Silica
SI	International System of Units
SMU	Selective Mining Unit.
SOP	Sulfate of potash
SQM	Sociedad Quimica y Minera de Chille SA
Stage I PFS	Stage I Prefeasibility Study
Stage II Resource Estimate	Stage II Lens Resource Estimate, GeoSystems International, Inc., May 15, 2010
SWPPP	Stormwater Pollution Prevention Plans
T&E	Threatened and Endangered
TR	Technical Report
TSF	Tailings storage facility
TSX	Toronto Stock Exchange
UM	Unpatented Mining Claim
URS	URS Energy and Construction, Inc.
US	United States
USBM	US Bureau of Mines
USD	United States Dollars

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USGS	US Geological Survey
WEDC	Western Energy Development Corporation
WLC	Western Lithium Corporation
WPCP	Water Pollution Control Permit
WUC	Western Uranium Corporation
X,Y,Z	Cartesian Coordinates, also “Easting”, “Northing”, and “Elevation”.
XRD	X-ray diffraction

18.2	List of Abbreviations

Abbreviation	Definition
µg/m3	micrograms per cubic meter
µm	micrometers (microns)
ac-ft	acre-feet
cfm	cubic feet per minute
cfs	cubic feet per second
cm/s	centimeters per second
cy	cubic yards
d	Day
dmt	dry metric tonne
dst	dry short ton
fpm	feet per minute
ft	Feet
ft/d	feet per day
ft/hr	feet per hour
ft2	square foot
ft2/tpd	square feet per ton per day
ft3	cubic foot
ft3/d	cubic foot per day
ft3/hr	cubic foot per hour
ft3/t	cubic foot per ton
g	Gram
g/cc	grams per cubic centimeter
g/t	grams per tonne
gpd	gallons per day
gpm	gallons per minute
h;hr	Hour
hp	Horsepower
in	Inch
in/yr	inches per year
kg	Kilogram
kg/m2hr	kilograms per square meter per hour
km	Kilometer
kV	Kilovolt
ktonnes	Kilo tonnes
kVA	kilovolt-ampere
kW	Kilowatt

Abbreviation	Definition
kWh	kilowatt hour
kWh/t	kilowatt hour per ton
Lb	Pound
lb/t	pounds per ton
LF	linear foot
M	Meter
m2	square meter
m3	cubic meter
mg/L	milligrams per liter
mg/m3	milligrams per cubic meter
Mm	Millimeter
MMBtu	million British thermal units
Mph	miles per hour
MVA	megavolt-ampere
MW	Megawatt
Opt	ounces per ton
Oz	Ounce
Pcf	pounds per cubic foot
Ph	hydrogen ion concentration
PIW	pounds per inch of width
ppm	parts per million
Psf	pounds per square foot
Psi	pounds per square inch
Rpm	revolutions per minute
SG	specific gravity
st/h	short tons per hour
t	Tonne
tpd	Tonnes per day
tpy	Tonnes per year
t/m3	tonnes per cubic meter
Toz	Troy ounce
µm	Micrometer
stpd	short tons per day
stph	short tons per hour
stpy	short tons per year
yd2	square yard

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19	References

●	Air Sciences, Inc. (2012). Quality Assurance Project Plan, for the Western Lithium Corporation Rev1, Kings Valley project. Air Sciences Project No. 270-5. June 2012.

●	AMEC (2008) NI 43-101 Compliant Technical Report. Kings Valley Lithium. Nevada, USA. AMEC Project No. 16023 prepared for Western Lithium Canada Corporation. December 15, 2008.

●

AMEC (2011) Addendum to Prefeasibility Level Geotechnical Investigation, Supplemental Pit Slope Recommendations and Geotechnical Recommendations Pertaining to Groundwater Data, Kings Valley project, Humboldt County, Nevada, May 10, 2011.

●

AMEC (2011) Prefeasibility level geotechnical study report, Kings Valley project, Humboldt County, Nevada. AMEC Project No. 10-417-0096 prepared for Western Lithium Corporation by AMEC Earth and Environmental, Inc., March 2011.

●

AMEC, (2013). Supplemental Geotechnical Recommendations Kings Valley Clay Mine Project Humboldt County, Nevada. Prepared by AMEC Earth and Environmental, Inc. Amec Project No. 10-417- 00961. June 2013.

●

ASM Affiliates, Inc. (2008). A Class III Cultural Resources Inventory of 1230 Acres for the Western Energy Development Corporation Thacker Pass Lithium Exploration Project Humboldt County, Nevada. November, 2008.

●	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2014) Standards for Mineral Resources and Reserves: Definitions and Guidelines, 2000 and updated 2005, 2010 and May, 2014

●	Canadian Securities Administrators (2011), National Instrument 43-101 Standards of Disclosure for Mineral Projects, July 2011.

●	Castor, S.B., (2010) Mineralogy of Western Lithium Corporation core holes WLC-43, WLC-62, WLC-65, and WLC-67, Thacker Pass, Nevada: unpublished report for Western Lithium Corporation, 18 p.

●

Castor, Stephen B. and Henry, Christopher D. (2000) Geology, geochemistry, and origin of volcanic rock- hosted uranium deposits in northwestern Nevada and southeastern Oregon, USA. Ore Geology Reviews. 16 (1-2), 1-40 pp.

●	Chambers, 2011. A Class III Cultural Resource Inventory of the Kings Valley project Expansion, Humboldt County, Nevada. January 2011.

●	Crocker, L., Lien, R.H., et al., (1987) Lithium and Its Recovery from Low-grade Nevada Clays. Bureau of Mines Bulletin 691, 1981 36 p.

●

Enviroscientists, Inc. (2008). Memorandum Results for the Kings Valley Lithium Exploration Project Pygmy Rabbit Survey, Humboldt County, Nevada. Prepared by Ms. Sara Thorne, Enviroscientists, Inc., Prepared for Mr. Dennis Bryan, Western Lithium Corporation and Mr. Ken Detweiler, Bureau of Land Management. December 3, 2008.

●

Enviroscientists, Inc. (2010). Memorandum Results for the Kings Valley Lithium Amended Plan of Operations Biological Survey, Humboldt County, Nevada. Prepared by Ms. Sara Thorne, Enviroscientists, Inc., Prepared for Ms. Celeste Mimnaugh and Ms. Janet Hook, Bureau of Land Management. November 16, 2010.

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●	Glanzman, R.K. and Winsor, 1982, Status report on the King’s River Lithium Project; 12 February 1982, Chevron Resources Internal Resources Internal Report, 7p plus figures and tables.

●	Glanzman, R.K., McCarthy, J.H. Jr., and Rytuba, J.J. (1978) Lithium in the McDermitt caldera, Nevada and Oregon; Energy v. 3, 1978, 347-353 pp.

●	Hazen Research, Inc. (2011) Phase I Lithium Recovery Pilot Plant Development, Hazen Project 11103-07, issues June 13, 2011.

●	Hazen Research, Inc. (2011) Phase II Process Parameter Summary for Lithium Recovery Pilot Plant Development, Hazen Project 11103-07, issued August 16, 2011.

●	Hudson, D.M. (2008) Analysis of diamond drill holes WLC-005c, WLC-011c, WLC-012c, WLC- 019c, Thacker Pass Project, Humboldt County, Nevada, report to Western Lithium Corporation. May 2008, 41 p.

●	IBU-tec, 2013. Technical Trial in Rotary Calciner KDO with a Hectorite Clay, Dolomite and Anhydrite Raw Mix, Trial 26.08-28.08.2013, Report 2013.30.4050_rev1, August 2013.

●	J.C. Brennan & Associates, Inc., 2013. Noise Contour Modeling – Kings Valley Clay Mine Project. November 26, 2013.

●

Kautz Environmental Consultants, Inc. (Kautz), 2007. A Cultural Resources Inventory of Drill Pads and Associated Access Routes for Proposed Lithium Exploration, Thacker Pass, Humboldt County, Nevada. Prepared by Dwight D. Simons, Ph.C. and Robert R. Kautz, Ph.D.

●

K-UTEC AG Salt Technologies (2010), Evaporation and Crystallization Process and Preliminary Design to Extract Li2CO3, K2SO4 and Na2SO4 for the Kings Valley Leach Solution, Phase 3 Report, September 12, 2011.

●	K-UTEC AG Salt Technologies (2010), Process Design to Manufacture Lithium Carbonate from a Hectorite Containing Ore, Phase 1 Report, August 30, 2010.

●	K-UTEC AG Salt Technologies (2010), Process Design to Manufacture Lithium Carbonate from a Hectorite Containing Ore, Phase 2 Report, September 16, 2010.

●	Odom, E.I. (1992) Hectorite deposits in the McDermitt caldera of Nevada. Mining Engineering, 1992, 586-589 pp.

●	Outotec GMbH (2010) Granulation and 200 mm Fluid Bed Testwork with Lithium Containing Clay, Project No. 6040520, Oberursel/Frankfurt am Main, Germany, December 2010.

●

Outotec GMbH (2011) Beneficiation, Granulation and Roasting of 1700 kg Lithium containing clay Mixture in Outotec’s 200 mm Fluid Bed Pilot Plant, Project No. 6042408, Oberursel/Frankfurt am Main, Germany, February 2011.

●	Rytuba, J.J. (1976) Geology and ore deposits of the McDermitt caldera, Nevada-Oregon: US Geological Survey Open-File Report 76–535, 1976, 1–9 pp.

●

Rytuba. J.J. and Glanzman, R.K. (1979) Relation of mercury, uranium, and lithium deposits to the McDermitt caldera Complex, Nevada-Oregon; in, Ridge, J.D., ed., Papers on Mineral Deposits of Western North America, The International Association on the Genesis of Ore Deposits Fifth Quadrennial Symposium Proceedings, v. II, Nevada Bureau of Mines and Geology, Report 33, 1979, 109117 pp.

●	Smee, Barry (2010) Quality Control Protocols, Kings Valley project, August 2010. Smee, Barry (2011) Comparison of ALS Chemex and Actlabs Li Analysis, June 2011.

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●	Starkel, W. A., Wolff, J., Christopher, C.D., and Castor, S. (2009) Geologic evolution and initial constraints on the petrogenesis of the McDermitt volcanic center, northern NV and southern OR (abstract): Geological Society of America Abstracts with Programs, v. 41, No. 7, p. 369.

●	Tetra Tech (2014), Updated NI 43-101 Technical Report Kings Valley Property, Humboldt County, Nevada.

●	Tetra Tech (2012), Preliminary Feasibility Study Kings Valley Lithium Project, Humboldt County, Nevada.

●	Tetra Tech Report (2011) Geochemical Characterization Program, 2011.

●	Tetra Tech, (2011). Western Lithium Corporation Geochemical Characterization Program, Kings Valley project, Humboldt County, USA. August 29, 2011.

●

U.S. Department of Interior, Bureau of Land Management, 2009b. Decision and Finding of No Significant Impact Kings Valley Lithium Exploration Project Environmental Assessment DOI- BLM-NV-WO10- 0001-EA. December, 31 2009.

●

U.S. Department of Interior, Bureau of Land Management, 2014. Decision and Finding of No Significant Impact Western Lithium Corporation Kings Valley Clay Mine Environmental Assessment DOI-BLM-NV-W010-2013-0046-EA, March 5, 2014.

●	U.S. Department of Interior, Bureau of Land Management, 2014. Environmental Assessment DOI-BLM-NV-W010-2013-0046-EA. Western Lithium Corporation Kings Valley Clay Mine, March 2014.

●

U.S. Department of Interior, Bureau of Land Management; Nevada Department of Wildlife, Cooperating Agency, 2009a. Environmental Assessment DOI-BLM-NV-W010-2010-0001-EA Kings Valley Lithium Exploration Project. December 2009.

●

URS (2010) Kings Valley project, NI 43-101 Compliance Technical Report, Preliminary Assessment and Economic Evaluation, Humboldt County, Nevada. URS Project No. 29916 prepared for Western Lithium Corporation by URS, Denver, December, 2009 (received January 2010).

●	URS and K-UTEC Salt Technologies, 2013. Western Lithium Demonstration Plant Basic Engineering Report, December 2013

●	URS, (2010). Kings Valley project NI 43-101 Technical Report Preliminary Assessment and Economic Evaluation Humboldt County, Nevada, Effective Date: December 31, 2009, Issue Date: January 22, 2010.

●

Western Lithium Corporation (2011), [WLC 2011a]. Status of baseline studies completed for Kings Valley project. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on July 18, 2011.

●

Western Lithium Corporation (2011), [WLC 2011b]. Updated information concerning baseline studies completed for Kings Valley project. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on October 31, 2011.

●

Western Lithium Corporation (2011), [WLC 2011c]. Findings of the waters of the US and wetlands study completed by JBR, Inc. in June 2011. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on December 5, 2011.

●

Western Lithium Corporation (2011), [WLC 2011e]. Baseline noise assessment study completed by J.C. Brennan and Associates between November 2 and November 8, 2011. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on November 8, 2011.

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●

Western Lithium Corporation (2011), [WLC 2011f]. Status of bighorn sheep study coordinated between WLC and the Nevada Department of Wildlife. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on November 10, 2011.

●

Western Lithium Corporation (2011), [WLC 2011g]. Provide the date of the aerial raptor survey completed by the Nevada Department of Wildlife; and provide the status of the sage grouse surveys conducted by the Nevada Department of Wildlife for the general Kings Valley project area. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on November 10, 2011.

●

Western Lithium Corporation (2011), [WLC 2011h]. Information for the Kings Valley project meteorological station. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on November 10, 2011.

●

Western Lithium Corporation (2011), [WLC 2011i]. Comments by WLC staff to the initial draft Chapter 20 of the NI 43-101 Compliance Technical Report. Email message to Dale Halley, Tetra Tech, Inc. received on November 28, 2011.

●

Western Lithium Corporation (2011), [WLC 2011j]. WLC costs for completed and anticipated baseline studies for the Kings Valley project. Email message from Catherine Clark to William Reich, Tetra Tech, Inc. received on December 20, 2011.

●

Western Lithium Corporation (2014), [WLC 2014k]. Comments from WLC staff to update environmental permitting and activities since 2012. Email messages from Catherine Clark to Vicki Scharnhorst, Tetra Tech, Inc. received on May 4, 2014.

●	Western Lithium Corporation (WLC), 2012a. Western Lithium Corporation, Spring and Seep Survey March 2012, Kings Valley project. April 2012.

●

Western Lithium Corporation, 2011. Western Lithium Corporation Kings Valley Lithium Exploration Project Humboldt County, Nevada, Amendment #1 Plan of Operations N85255 Nevada Reclamation Permit No. 0301. May 2011.

●	Western Lithium Corporation, 2012b. Sage Grouse Lek Survey Report, Western Lithium Corporation, Kings Valley project, Humboldt County, Nevada. May 23, 2012.

●	Western Lithium Corporation, 2012c. Kings Valley Clay Mine Plan of Operations and Reclamation Permit Application, October 2012.

●	Western Lithium Corporation, 2012d. Kings Valley Clay Mine Noxious and Invasive Species Management Plan. October 2012.

●	Western Lithium Corporation, 2013b. Kings Valley project Spring and Seep Survey December 2012 Report. March 2013.

●	Western Lithium Corporation, 2013c. Kings Valley project, Spring and Seep Survey March 2013. April 2012.

●	Western Lithium Corporation, 2014. Kings Valley Clay Project Summary Report, May 5, 2014

●	Western Lithium Corporation, 2014. Memorandum. Waters of the State Assessment, Humboldt County, Nevada. Memorandum to the Project File. Prepared by Catherine Clark. March 14, 2014.

●	Western Lithium Corporation, Internal Memo, K-UTEC Sample. December 7, 2011.

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20	Date and Signature Page

This Technical Report was written by the following “Qualified Persons” and contributing authors. The effective date of this Technical Report is May 31, 2016.

Table 20.1: Qualified Persons

Qualified Person	Signature	Date
Timothy J. Carew, P.Geo	“original signed”	02-06-16
Mario E. Rossi, FAusIMM	“original signed”	02-06-16

Reviewed by

“original signed”

Dr. Gilles Arseneau, P.Geo.

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